Filed pursuant to Rule 424(b)(7)
Registration No. 333-207831

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Common stock, par value $0.50 per share	4,235,685	$144.00	$609,938,640	$70,691.89

(1)	Calculated pursuant to Rule 457(r) promulgated under the Securities Act of 1933, as amended.

Filed pursuant to Rule 424(b)(7)
Registration No. 333-207831

PROSPECTUS SUPPLEMENT

(To Prospectus dated November 5, 2015)

4,235,685 Shares

Watsco, Inc.

Common stock

This prospectus supplement relates to the offer and sale of 4,235,685 shares of Common stock of Watsco, Inc. by the selling shareholders named herein.

Our Common stock is listed on the New York Stock Exchange under the ticker symbol “WSO.” On February 23, 2017, the last reported sale price for our Common stock was $152.09 per share.

Investing in our securities involves risks. See “Risk Factors” beginning on page S-13 of this prospectus supplement.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

	Per Share	Total
Public offering price	$144.00	$609,938,640.00
Underwriting discount and commissions (1)	$3.32	$14,062,474.20
Proceeds to selling shareholders before expenses	$140.68	$595,876,165.80

(1)	See “Underwriting” for a description of the compensation payable to the underwriters.

The underwriters expect to deliver the shares against payment in New York, New York on February 28, 2017.

Goldman, Sachs & Co.                                Baird

Prospectus supplement dated February 23, 2017.

Prospectus

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

We are providing information to you about this offering in two parts. The first part is this prospectus supplement, which provides the specific details regarding this offering. The second part is the accompanying base prospectus, which provides general information. Generally, when we refer to this “prospectus,” we are referring to both documents combined. Some of the information in the base prospectus may not apply to this offering. If information in the prospectus supplement is inconsistent with the accompanying base prospectus, you should rely on this prospectus supplement.

You should rely only on the information contained in, or incorporated by reference in, this prospectus supplement, the accompanying prospectus and any free writing prospectus related to this offering prepared by us or on our behalf or otherwise authorized by us. We have not, and the selling shareholders have not, authorized anyone to provide you with different information, and if anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the selling shareholders are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus supplement, the accompanying prospectus, any free writing prospectus and the documents incorporated by reference herein and therein is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

References in this prospectus supplement to the “Registrant,” “Watsco,” “we,” “us,” and “our” refer to Watsco, Inc. and its subsidiaries, unless the context requires otherwise.

INDUSTRY AND MARKET DATA

Some market data and other statistical information presented or incorporated by reference in this prospectus supplement are based on data from various independent third-party sources, including independent industry publications, reports by market research firms and other independent sources. Other data is based on management’s estimates and calculations, which are derived from our review and interpretation of internal analyses, as well as third party sources. Although we believe these third party sources are reliable, we have not independently verified any information and cannot guarantee its accuracy and completeness. To the extent that we have been unable to obtain information from third party sources, we have expressed our belief on the basis of our own internal analyses of our products and capabilities in comparison to our competitors.

S-ii

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights information contained elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus and does not contain all of the information you should consider before investing in shares of our Common stock. You should carefully read this entire prospectus supplement and the accompanying prospectus, including the information incorporated by reference herein and therein, the information included under the section entitled “Risk Factors” and the financial statements and the related notes thereto incorporated by reference in this prospectus supplement, before you decide to invest in shares of our Common stock.

Our Business

General

Watsco, Inc. and its subsidiaries (collectively, “Watsco,” or “we”, “us” or “our”) was incorporated in Florida in 1956 and is the largest distributor of air conditioning, heating and refrigeration equipment and related parts and supplies (“HVAC/R”) in the HVAC/R distribution industry in North America. At December 31, 2016, we operated from 565 locations in 37 U.S. states, Canada, Mexico and Puerto Rico with additional market coverage on an export basis to portions of Latin America and the Caribbean, through which we serve approximately 88,000 active contractors and dealers that service the replacement and new construction markets. Our revenues in HVAC/R distribution have increased from $64.1 million in 1989 to $4.2 billion in 2016, resulting from our strategic acquisition of companies with established market positions and subsequent building of revenues and profit through a combination of additional locations, introduction of new products and other initiatives.

Air Conditioning, Heating and Refrigeration Industry

The HVAC/R distribution industry is highly fragmented with approximately 2,100 distribution companies. The industry in the United States and Canada is well-established, having had its primary period of growth during the post-World War II era with the advent of affordable central air conditioning and heating systems for both residential and commercial applications. The advent of HVAC/R products in Latin America and the Caribbean is also well-established, but has emerged in more recent years as those economies have grown and products have become more affordable and have matured from luxury to necessity.

Based on data published in the 2016 IBIS World Industry Report for Heating and Air Conditioning Contractors in the U.S. and other available data, we estimate that the annual market on an installed basis for residential central air conditioning, heating and refrigeration equipment and related parts and supplies is approximately $88.0 billion. Air conditioning and heating equipment is manufactured primarily by seven major companies that together account for approximately 90% of all units shipped in the United States each year. These companies are: Carrier Corporation (“Carrier”), a subsidiary of United Technologies Corporation; Goodman Manufacturing Company, L.P. (“Goodman”), a subsidiary of Daikin Industries, Ltd.; Rheem Manufacturing Company (“Rheem”); Trane Inc. (“Trane”), a subsidiary of Ingersoll-Rand Company Limited; York International Corporation, a subsidiary of Johnson Controls, Inc.; Lennox International, Inc.; and Nordyne Corporation (“Nordyne”), a subsidiary of Nortek Corporation. These manufacturers distribute their products through a combination of factory-owned and independent distributors who, in turn, supply the equipment and related parts and supplies to contractors and dealers nationwide that sell to and install the products for consumers, businesses and other end-users.

Air conditioning and heating equipment is sold to the replacement and new construction markets for both residential and commercial applications. The residential replacement market has increased in size and importance over the past several years as a result of the aging of the installed base of residential central air conditioners and furnaces, the introduction of new higher energy efficient models, the remodeling and expansion of existing homes, the addition of central air conditioning to homes that previously had only heating products and consumers’ overall unwillingness to live without air conditioning or heating products. The mechanical life of central air conditioning and furnaces varies by geographical region due to usage and ranges from approximately 8 to 20 years. According to data published by the Energy Information Administration in 2013, there are approximately 89 million central air conditioning and heating systems installed in the United States that have been in service for more than 10 years. Many installed units are currently reaching the end of their useful lives, which we believe will provide a growing and stable replacement market.

Additionally, we sell a variety of non-equipment products representing more than 300,000 SKUs including parts, ductwork, air movement products, insulation, tools, installation supplies, thermostats and air quality products. We distribute products manufactured by Honeywell International, Inc. (“Honeywell”), Johns Manville (“Johns Manville”) and Owens Corning Insulating Systems, LLC (“Owens Corning”), among others.

We also sell products to the refrigeration market. These products include condensing units, compressors, evaporators, valves, refrigerant, walk-in coolers and ice machines for industrial and commercial applications. We distribute products manufactured by Copeland Compressor Corporation, a subsidiary of Emerson Electric Co. (“Emerson”), The Chemours Company (“Chemours”), Mueller Industries, Inc. (“Mueller”) and Welbilt, Inc. (“Welbilt”), among others.

Culture and Business Strategy

We have built our network of locations using a “buy and build” philosophy, which has produced substantial historical long-term growth in revenues and profits. The “buy” component of the strategy has focused on acquiring market leaders to either expand into new geographic areas or gain additional market share in existing markets. We have employed a disciplined and conservative approach which seeks opportunities that fit well-defined financial and strategic criteria. The “build” component of the strategy has focused on implementing a growth culture at acquired companies, by adding products and locations to better serve customers, investing in scalable technologies and exchanging ideas and business concepts amongst the executive management teams. Newly acquired businesses have access to our capital resources and established vendor relationships to provide their customers with an expanded array of product lines on favorable terms and conditions with an intensified commitment to service. We have also developed a culture whereby leaders, managers and employees are provided the opportunity to own shares of Watsco through a variety of stock-based equity plans. We believe that this culture instills a performance-driven, long-term focus on the part of our employees and aligns their interests with the interests of other Watsco shareholders.

Strategy in Existing Markets.    Our strategy for growth in existing markets focuses on customer service and product expansion to satisfy the needs of the higher growth, higher margin replacement market, in which customers generally demand immediate, convenient and reliable service. We respond to this need by (i) offering a broad range of product lines, including the necessary equipment, parts and supplies to enable a contractor to install or repair a central air conditioner, furnace or refrigeration system, (ii) maintaining a strong density of warehouse locations for increased customer convenience, (iii) maintaining well-stocked inventories to ensure that customer orders are filled in a timely manner, (iv) providing a high degree of technical expertise at the point of sale and (v) developing and implementing technology to further enhance customer service capabilities. We believe these concepts provide a competitive advantage over smaller, less-capitalized competitors that are unable to commit resources to open and maintain additional locations, implement technological business solutions, provide the same range of products, maintain the same inventory levels or attract the wide range of expertise that is required to support a diverse product offering. In some geographic areas, we believe we have a competitive advantage over factory-operated distribution networks, which typically do not maintain inventories of parts and supplies that are as diversified as ours and which have fewer warehouse locations than we do, making it more difficult for these competitors to meet the time-sensitive demands of the replacement market.

In addition to the replacement market, we sell to the new construction market, including new homes and commercial construction. We believe our reputation for reliable, high-quality service and relationships with contractors, who may serve both the replacement and new construction markets, allow us to compete effectively in these markets.

Technology Strategy.    We are actively transforming our business by investing in scalable technology platforms to further strengthen our leadership position, accelerate sales and profit growth, increase the speed and convenience of serving customers and extend our reach into new geographies and sales channels. Our initiatives include: (i) the development and implementation of mobile applications for iOS and Android devices focused on helping our customers operate more efficiently and interact with our locations more easily; (ii) enabling e-commerce between our customers and our subsidiaries; (iii) supply chain optimization; (iv) building the largest source of digitized HVAC/R product information; (v) the development and implementation of business analytics systems and related data sets, which provide enhanced management tools; and (vi) maintaining our website, ACDoctor.com, which educates consumers about energy efficient HVAC solutions and financial incentives related to the installation of energy efficient systems and connects them with high quality contractors.

Performance-Based Compensation & Stock-Based Equity Plans.    We maintain a culture that rewards performance through a variety of performance-based pay, commission programs, cash incentives and stock-based equity programs. Stock-based plans include 401(k) matching contributions to eligible employees, a voluntary employee stock purchase plan and the granting of stock options and non-vested restricted stock based on individual merit and measures of performance. Our equity compensation plans are designed to promote long-term performance, as well as to create long-term employee retention, continuity of leadership and an ‘ownership culture’ whereby management and employees think and act as owners of the Company. We believe that our restricted stock program is unique because an employee’s restricted share grants generally vest entirely at the end of his or her career (age 62 or later) and, prior to retirement, these grants remain subject to significant risks of forfeiture.

Product Line Expansion.    We actively seek new or expanded territories of distribution from our key equipment suppliers. We continually evaluate new parts and supply products to support equipment sales and further enhance service to our customers. This initiative includes increasing the product offering with existing vendors and identifying new product opportunities through traditional and non-traditional supply channels. We have also introduced private-label products as a means to obtain market share and grow revenues. We believe that our private-label branded products complement our existing product offerings at selected locations, based on customer needs and the particular market position and price of these products.

Acquisition Strategy.    We focus on acquiring businesses that either complement our current presence in existing markets or establish a presence in new geographic markets. Since 1989, we have acquired 59 HVAC/R distribution businesses, six of which currently operate as primary operating subsidiaries. The other smaller acquired distributors have been integrated into or are under the management of our primary operating subsidiaries. Through a combination of sales and market share growth, opening of new locations, tuck-in acquisitions, expansion of product lines, improved pricing and programs that have resulted in higher gross profit, performance incentives and a culture of equity value for key leadership, we have produced substantial sales and earnings growth post-acquisition. We continue to pursue additional strategic acquisitions and/or joint ventures to allow further penetration in existing markets and expansion into new geographic markets.

Operating Philosophy.    We encourage our local leadership to operate in a manner that builds upon the long-term relationships they have established with their suppliers and customers. Typically, we maintain the identity and culture of businesses by retaining their historical trade names, management teams and sales organizations and continuity of their product brand-name offerings. We believe this strategy allows us to build on the value of the acquired operations by creating additional sales opportunities while providing an attractive exit strategy for the former owners of these companies.

We maintain a specialized staff at our corporate headquarters that provides functional support for our subsidiaries’ growth strategies in their respective markets. Such functional support staff includes specialists in finance, accounting, product procurement, information technology, treasury and working capital management, tax planning, risk management and safety. Certain general and administrative expenses are targeted for cost savings by leveraging the overall business volume and improving operating efficiencies.

Description of Business

Products.    We sell an expansive line of products and maintain a diverse mix of inventory to meet our customers’ immediate needs, and we seek to provide products a contractor would generally require when installing or repairing a central air conditioner, furnace or refrigeration system on short notice. The cooling capacity of air conditioning units is measured in tons. One ton of cooling capacity is equivalent to 12,000 British Thermal Units (“BTUs”) and is generally adequate to air condition approximately 500 square feet of residential space. The products we distribute consist of: (i) equipment, including residential ducted and ductless air conditioners ranging from 1 to 5 tons, gas, electric and oil furnaces ranging from 50,000 to 150,000 BTUs, commercial air conditioning and heating equipment and systems ranging from 1-1/2 to 25 tons and other specialized equipment, (ii) parts, including replacement compressors, evaporator coils, motors and other component parts and (iii) supplies, including thermostats, insulation material, refrigerants, ductwork, grills, registers, sheet metal, tools, copper tubing, concrete pads, tape, adhesives and other ancillary supplies.

Sales of HVAC equipment, which we currently source from approximately 20 vendors, accounted for 66% of our revenues for both the years ended December 31, 2016 and 2015. Sales of other HVAC products, which we currently source from approximately 1,200 vendors, comprised 29% of our revenues for both the years ended December 31, 2016 and 2015. Sales of commercial refrigeration products, which we currently source from approximately 150 vendors, accounted for 5% of our revenues for both the years ended December 31, 2016 and 2015.

Distribution and Sales.    At December 31, 2016, we operated from 565 locations, a vast majority of which are located in regions that we believe have demographic trends favorable to our business. We maintain large inventories at each of our warehouse locations, and either deliver products to customers using one of our trucks or a third party logistics provider, or we make products available for pick-up at the location nearest to the customer. We have approximately 1,000 commissioned salespeople, averaging more than 10 years of experience in the HVAC/R distribution industry.

The markets we serve are as follows:

	% of Revenues for the Year Ended December 31, 2016	Number of Locations as of December 31, 2016
United States	87%	507
Latin America and the Caribbean	7%	21
Canada	6%	37

Total	100%	565

The largest market we serve is the United States, in which the most significant markets for HVAC/R products are in the Sun Belt States. Accordingly, the majority of our distribution locations are in the Sun Belt, with the highest concentration in Florida and Texas. These markets have been a strategic focus of ours given their size, the reliance by homeowners and businesses on HVAC/R products to maintain a comfortable indoor environment and the population growth in these areas over the last 40 years, which has led to a substantial installed base requiring replacement, a shorter useful life for equipment given the hours of operation and the focus by electrical utilities on consumer incentives designed to promote replacement of HVAC/R equipment in an effort to improve energy efficiency.

Joint Ventures with Carrier Corporation

In 2009, we formed a joint venture with Carrier, which we refer to as Carrier Enterprise I, in which Carrier contributed 95 of its company-owned locations in 13 Sun Belt states and Puerto Rico and its export division in Miami, Florida, and we contributed 15 locations that distributed Carrier products. In July 2012, we exercised our option to acquire an additional 10% ownership interest in Carrier Enterprise I, which increased our ownership interest to 70%; and, on July 1, 2014, we exercised our last remaining option to acquire an additional 10% ownership interest in Carrier Enterprise I, which increased our controlling interest in Carrier Enterprise I to 80%. Neither we nor Carrier has any remaining options to purchase additional ownership interests in Carrier Enterprise I, or any of our other joint ventures with Carrier, which are described below.

In 2011, we formed a second joint venture with Carrier and completed two additional transactions. In April 2011, Carrier contributed 28 of its company-owned locations in eight Northeast U.S. states, and we contributed 14 locations in the Northeast United States. In July 2011, we purchased Carrier’s distribution operations in Mexico, which included seven locations. Collectively, the Northeast locations and the Mexico operations are referred to as Carrier Enterprise II. Following formation of this joint venture, we owned a 60% controlling interest. On November 29, 2016 we purchased an additional 10% ownership interest in Carrier Enterprise II, and on February 13, 2017, we purchased a further additional 10% ownership interest in Carrier Enterprise II, which together increased our controlling interest in Carrier Enterprise II to 80%.

In 2012, we formed a third joint venture, which we refer to as Carrier Enterprise III, with UTC Canada Corporation, referred to as UTC Canada, an affiliate of Carrier. Carrier contributed 35 of its company-owned locations in Canada to Carrier Enterprise III. We have a 60% controlling interest in Carrier Enterprise III, and UTC Canada has a 40% non-controlling interest.

Combined, the joint ventures with Carrier represented 61% of our revenues for the year ended December 31, 2016. See Supplier Concentration in “Risk Factors—Risks Related to Our Business.”

The business and affairs of the joint ventures are controlled, directed and managed exclusively by Carrier Enterprise I’s, Carrier Enterprise II’s and Carrier Enterprise III’s respective boards of directors (the “Boards”) pursuant to related operating agreements. The Boards have full, complete and exclusive authority, power and discretion to manage and control the business, property and affairs of their respective joint ventures and to make all decisions regarding those matters and to perform activities customary or incident to the management of such joint ventures, including approval of distributions to us, Carrier and UTC Canada. Each Board is composed of five directors, of whom three directors represent our controlling interest and two directors represent Carrier’s non-controlling interest. Matters presented to the Boards for vote are considered approved or consented to upon the receipt of the affirmative vote of at least a majority of all directors entitled to vote, with the exception of certain specified matters, which require the affirmative consent of both shareholders.

The ongoing commercial relationship between us and Carrier is not impacted by the proposed share offering and the offering does not affect our or Carrier’s respective ownership interests in the Carrier Enterprise joint ventures.

Customers and Customer Service

Air conditioning and heating contractors and dealers that install HVAC/R products in homes and businesses must be licensed given the highly-regulated nature of the products, refrigerant, natural gas and building and zoning requirements. We currently serve approximately 88,000 active contractors and dealers who service the replacement and new construction markets for residential and light commercial central air conditioning, heating and refrigeration systems. No single customer in 2016, 2015 or 2014 represented more than 2% of our consolidated revenues. We focus on providing products where and when the customer needs them, technical support by phone or on site as required, and quick and efficient service at our locations. Increased customer convenience is also provided through mobile applications and e-commerce, which allows customers to access information online 24 hours a day, seven days a week to search for desired products, verify inventory availability, obtain pricing, place orders, check order status, schedule pickup or delivery times and make payments. We believe we compete successfully with other distributors primarily on the basis of an experienced sales organization, strong service support, maintenance of well-stocked inventories, density of warehouse locations, high quality reputation, broad product lines and the ability to foresee customer demand for new products.

Key Supplier Relationships

Given our leadership position, Watsco represents a strategic business relationship to many of the leading manufacturers in our industry. Significant relationships with HVAC/R equipment manufacturers include Carrier, Rheem, Goodman, Welbilt, Mitsubishi Electric Corporation, Gree Electric Appliances, Inc., Trane, Midea Group and Nordyne. In addition, we have substantial relationships with manufacturers of non-equipment HVAC/R products, including Chemours, Emerson, Flexible Technologies, Inc., Honeywell, Johns Manville, Mueller and Owens Corning.

We believe the diversity of products that we sell, along with the manufacturers’ current product offerings, quality, marketability and brand-name recognition, allow us to operate favorably relative to our competitors. To maintain brand-name recognition, the HVAC/R equipment manufacturers provide national advertising and participate with us in cooperative advertising programs and promotional incentives that are targeted to both dealers and end-users. We estimate that the replacement market for residential air conditioning equipment is approximately 85% of industry unit sales in the United States, and we expect this percentage to increase as units installed in the past 20 years wear out or otherwise become practical to replace sooner with newer, more energy-efficient models.

The Company’s top ten suppliers accounted for 85% of our purchases, including 62% from Carrier and 10% from Rheem. Given the significant concentration of our suppliers, particularly with Carrier and Rheem, any significant interruption with these suppliers could temporarily disrupt the operations of certain of our subsidiaries, impact current inventory levels and could adversely affect our financial results. If any restrictions or significant increase in tariffs under existing trade agreements or the elimination of the North American Free Trade Agreement (“NAFTA”) are imposed on products that our top ten suppliers import or assemble products outside of the United States, particularly from Mexico and China, we could be required to raise our prices, which may result in the loss of customers and harm to our business. Future financial results are also materially dependent upon the continued market acceptance of these manufacturers’ respective products and their ability to continue to manufacture products that comply with laws relating to environmental and efficiency standards. However, the Company believes that alternative or substitute products would be readily available in the event of disruption of current supplier relationships given the Company’s prominence in the marketplace, including the number of locations, sales personnel, support structure, marketing and sales expertise, financial position and established market share. See “Risk Factors—Risks Related to Our Business” for further discussion.

Distribution Agreements.    We maintain trade name and distribution agreements with Carrier and Rheem that provide us distribution rights on an exclusive basis in specified territories that are not subject to a stated term or expiration date. We also maintain distribution agreements with various other suppliers, either on an exclusive or non-exclusive basis, for various terms ranging from one to ten years. Certain distribution agreements contain provisions that restrict or limit the sale of competitive products in the locations that sell such branded products. Other than where such location-level restrictions apply, we may distribute the lines of other manufacturer’s air conditioning or heating equipment in other locations in the same territories.

See Supplier Concentration in “Risk Factors—Risks Related to Our Business.”

Seasonality.    Sales of residential central air conditioners, heating equipment and parts and supplies are seasonal. Furthermore, profitability can be impacted favorably or unfavorably based on the severity or mildness of weather patterns during Summer or Winter selling seasons. Demand related to the residential central air conditioning replacement market is typically highest in the second and third quarters, and demand for heating equipment is usually highest in the fourth quarter. Demand related to the new construction sectors throughout most of the markets is fairly even during the year except for dependence on housing completions and related weather and economic conditions.

Competition.    We operate in highly competitive environments. We compete with a number of distributors and also with several air conditioning and heating equipment manufacturers that distribute a significant portion of their products through their own distribution organizations in certain markets. Competition within any given geographic market is based upon product availability, customer service, price and quality. Competitive pressures or other factors could cause our products or services to lose market acceptance or result in significant price erosion, all of which would have a material adverse effect on our results of operations, cash flows and liquidity.

Financial Information About Geographic Areas

Our operations are primarily within the United States, including Puerto Rico, Canada and Mexico. Products are also sold from the United States on an export-only basis to portions of Latin America and the Caribbean Basin. The following tables set forth revenues and long-lived assets by geographic area (in millions):

Years Ended December 31,	2016	2015	2014	2013	2012
Revenues:
United States	$3,813	$3,711	$3,525	$3,325	$3,088
Canada	267	264	301	318	240
Mexico	141	138	119	100	104

Total Revenues	$4,221	$4,113	$3,945	$3,743	$3,432

December 31,
Long-Lived Assets:
United States	$468	$442	$435	$429	$429
Canada	156	155	187	208	225
Mexico	5	5	5	5	5

Total Long-Lived Assets	$629	$602	$627	$642	$659

Revenues are attributed to countries based on the location of the store from which the sale occurred. Long-lived assets consist of property and equipment, goodwill and intangible assets.

Corporate Information

Watsco, Inc. was incorporated in Florida in 1956 and is the largest distributor of HVAC/R in the HVAC/R distribution industry, currently operating 565 locations in 37 U.S. states, Canada, Mexico and Puerto Rico with additional market coverage on an export basis to Latin America and the Caribbean.

Our principal executive office is located at 2665 South Bayshore Drive, Suite 901, Miami, Florida 33133, and our telephone number is (305) 714-4100. Our website address on the Internet is www.watsco.com. The information on or accessible through our website is not incorporated into this prospectus supplement.

Capital Structure

Our Common stock is listed on the NYSE under the ticker symbol “WSO,” and our Class B common stock is listed on the NYSE under the ticker symbol “WSOB.” Our Class B common stock is substantially identical to our Common stock except: (i) Common stock is entitled to one vote on all matters submitted to a vote of our shareholders, and each share of Class B common stock is entitled to ten votes; (ii) shareholders of Common stock are entitled to elect 25% of our Board of Directors (rounded up to the nearest whole number), and Class B shareholders are entitled to elect the balance of the Board of Directors; (iii) cash dividends may be paid on Common stock without paying a cash dividend on Class B common stock, and no cash dividend may be paid on Class B common stock unless at least an equal cash dividend is paid on Common stock; and (iv) Class B common stock is convertible at any time into Common stock on a one-for-one basis at the option of the shareholder. See “Risk Factors—Risks Related to Our Business—Class B Common Stock and Insider Ownership.”

Recent Developments

On January 3, 2017, our Board of Directors declared a regular quarterly cash dividend of $1.05 per share of Common and Class B common stock that was paid on January 31, 2017 to shareholders of record as of January 17, 2017. Future dividends and/or changes in dividend rates will be at the sole discretion of the Board of Directors and will depend upon such factors as cash flow generated by operations, profitability, financial condition, cash requirements, future prospects and other factors deemed relevant by our Board of Directors.

On January 24, 2017, we entered into an amendment to our credit agreement, which reduced the letter of credit subfacility from $50.0 million to $10.0 million and modified certain definitions.

On February 13, 2017, we purchased an additional 10% ownership interest in Carrier Enterprise II for cash consideration of $42.7 million, following which we have an 80% controlling interest in Carrier Enterprise II. The source of cash was borrowings under our revolving credit agreement.

Purpose of Offering

Our joint ventures with Carrier and its affiliates are not impacted by this offering. The selling shareholders have advised us that they acquired their interest in the Company beginning in 2009 in an effort to support the commercial relationship between Carrier and the Company, as described above in this prospectus supplement. The selling shareholders have further advised us that it is the appropriate time to conduct this offering in light of that fact that owning the stock of other publicly traded companies is not their core business and the potential impact of mark-to-market accounting adjustments beginning in 2018 in connection therewith.

The Offering

The following summary of the offering contains basic information about the offering and our Common stock and is not intended to be complete. It does not contain all the information that may be important to you. For a more complete understanding of our Common stock, please refer to the section of the accompanying prospectus entitled “Description of Capital Stock.”

Issuer	Watsco, Inc.

Common stock offered by the selling shareholders	4,235,685 shares.

Common stock to be outstanding immediately after this offering	30,362,119 shares.

Voting rights	Each share of our Common stock is entitled to one vote per share. Each share of our Class B common stock is entitled to ten votes per share. Shareholders of Common stock are entitled to elect 25% of our Board of Directors (rounded up to the nearest whole number), and Class B shareholders are entitled to elect the balance of the Board of Directors. See “Risk Factors—Risks Related to Our Business—Class B Common Stock and Insider Ownership.”

Use of proceeds	We will not receive any proceeds from the sale of any shares of our Common stock by the selling shareholders. See “Use of Proceeds.”

Dividend policy	We paid cash dividends of $3.60, $2.80 and $2.00 per share of Common stock and Class B common stock in 2016, 2015 and 2014, respectively. On January 3, 2017, our Board of Directors declared a regular quarterly cash dividend of $1.05 per share of Common and Class B common stock that was paid on January 31, 2017 to shareholders of record as of January 17, 2017. Future dividends will be declared and paid at the sole discretion of the Board of Directors and will depend upon such factors as cash flow generated by operations, profitability, financial condition, cash requirements, future prospects and other factors deemed relevant by our Board of Directors. The right of our Board of Directors to declare dividends, however, is subject to any rights of the holders of other classes of our capital stock and the availability of sufficient funds under Florida law to pay dividends. In addition, our ability to pay dividends depends on certain restrictions in our credit agreement.

Risk factors	See “Risk Factors” for a discussion of risks you should carefully consider before deciding to invest in our Common stock.

NYSE trading symbol	“WSO” (Common stock)

Unless otherwise indicated, information in this prospectus supplement and the accompanying prospectus with respect to the number of shares of our Common stock to be outstanding immediately after the consummation of this offering is based on 30,362,119 shares of Common stock outstanding as of February 17, 2017 and does not reflect:

•	1,349,259 shares of Common stock reserved for future issuance under our 2014 Incentive Compensation Plan;

•

294,000 shares of Common stock issuable upon exercise of outstanding options issued under the 2014 Incentive Compensation Plan and the Amended and Restated 2001 Incentive Compensation Plan at a weighted exercise price of $123.27 per share; or

•	2,711,811 shares of Common stock, issuable upon the conversion of our Class B common stock at the option of the shareholder.

Summary Financial and Other Data

The following table shows summary historical consolidated financial and other data for Watsco, Inc. for the periods and as of the dates presented. The summary historical consolidated financial information as of and for each of the five years ended December 31, 2016, 2015, 2014, 2013 and 2012 has been derived from our audited consolidated financial statements and the related notes incorporated by reference in this prospectus supplement. Our historical results are not necessarily indicative of the results expected for any future period.

You should read the following summary financial and other data together with the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Risk Factors” and our audited consolidated financial statements and the related notes included or incorporated by reference in this prospectus supplement.

(In thousands, except per share data)
FOR THE YEAR	2016	2015	2014	2013	2012(1)
Revenues	$4,220,702	$4,113,239	$3,944,540	$3,743,330	$3,431,712
Gross profit	1,034,584	1,007,357	956,402	899,253	814,395
Operating income	345,632	336,748	305,747	271,209	224,908
Net income	235,983	226,524	208,702	187,719	157,601
Less: net income attributable to non-controlling interest	53,173	53,595	57,315	59,996	54,267

Net income attributable to Watsco, Inc.	$182,810	$172,929	$151,387	$127,723	$103,334

Diluted earnings per share for Common and Class B common stock	$5.15	$4.90	$4.32	$3.68	$2.70
Cash dividends per share:
Common stock	$3.60	$2.80	$2.00	$1.15	$7.48
Class B common stock	$3.60	$2.80	$2.00	$1.15	$7.48
Weighted-average Common and Class B common shares outstanding—Diluted	32,617	32,480	32,359	32,258	31,744

AT YEAR END
Total assets	$1,874,649	$1,788,442	$1,791,067	$1,669,531	$1,682,055
Total long-term obligations	$235,642	$245,814	$303,885	$230,557	$316,196
Total shareholders’ equity	$1,251,748	$1,203,721	$1,132,039	$1,127,392	$1,022,040
Number of employees	5,050	4,950	4,950	4,750	4,600

(1)	On October 31, 2012, we paid a special dividend of $5.00 per share of Common and Class B common stock that resulted in a $0.33 per share reduction in diluted earnings per share.

RISK FACTORS

Investing in our Common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below and the accompanying prospectus and other information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus, including our audited consolidated financial statements and the related notes, before you decide whether to purchase our Common stock. If any of the following risks actually occurs, our business, financial condition, results of operations, cash flow and prospects could be materially and adversely affected. As a result, the trading price of our Common stock could decline and you could lose all or part of your investment in our Common stock.

Risks Related to Our Business

Supplier Concentration

The Company’s top ten suppliers accounted for 85% of our purchases during 2016, including 62% from Carrier and 10% from Rheem. Given the significant concentration of our supply chain, particularly with Carrier and Rheem, any significant interruption by any of the key manufacturers or a termination of a relationship could temporarily disrupt the operations of certain of our subsidiaries. Additionally, our operations are materially dependent upon the continued market acceptance and quality of these manufacturers’ products and their ability to continue to manufacture products that are competitive and that comply with laws relating to environmental and efficiency standards. Our inability to obtain products from one or more of these manufacturers or a decline in market acceptance of these manufacturers’ products could have a material adverse effect on our results of operations, cash flows and liquidity.

Many HVAC equipment and component manufacturers, including Carrier and Rheem, source component parts from Mexico and/or assemble a significant amount of products for residential and light-commercial applications in Mexico. If any restrictions or significant increases in tariffs are imposed related to such products sourced or assembled from Mexico, whether as a result of amendments to existing trade agreements or the elimination of NAFTA, and our product costs consequently increase, we would be required to raise our prices, which may result in cost inflation, the loss of customers and harm to our business.

We maintain trade name and distribution agreements with Carrier and Rheem that provide us distribution rights on an exclusive basis in specified territories. Such agreements are not subject to a stated term or expiration date.

We also maintain other distribution agreements with various other suppliers, either on an exclusive or non-exclusive basis, for various terms ranging from one to ten years. Certain of the distribution agreements contain provisions that restrict or limit the sale of competitive products in the locations that sell such branded products. Other than where such location-level restrictions apply, we may distribute other manufacturers’ lines of air conditioning or heating equipment in other locations in the same territories.

Risks Inherent in Acquisitions

As part of our strategy, we intend to pursue additional acquisitions of complementary businesses, including through joint ventures. If we complete future acquisitions or enter into new joint ventures, we may be required to incur or assume additional debt and/or issue additional shares of our common stock as consideration, which will dilute our existing shareholders’ ownership interest in us and may affect our results of operations. Growth through acquisitions involves a number of risks, including, but not limited to, the following:

•	the ability to identify and consummate transactions with complementary acquisition candidates;

•	the successful operation and/or integration of acquired companies;

•	diversion of management’s attention from other daily functions;

•	issuance by us of equity securities that would dilute ownership of our existing shareholders;

•	incurrence and/or assumption of significant debt and contingent liabilities; and

•	possible loss of key employees and/or customer relationships of the acquired companies.

In addition, acquired companies may have liabilities that we failed, or were unable, to discover in the course of performing due diligence investigations. We cannot assure you that the indemnification, if any, granted to us by sellers of acquired companies or by joint venture partners will be sufficient in amount, scope or duration to offset the possible liabilities associated with businesses or properties that we assume upon consummation of an acquisition or joint venture. Any liabilities, individually or in the aggregate, could have a material adverse effect on our business.

Failure to successfully manage the operational challenges and risks associated with, or resulting from, acquisitions could adversely affect our results of operations, cash flows and liquidity.

Competition

We operate in highly competitive environments. We compete with a number of distributors and also with several air conditioning and heating equipment manufacturers that distribute a significant portion of their products through their own distribution organizations in certain markets. Competition within any given geographic market is based upon product availability, customer service, price and quality. Competitive pressures or other factors could cause our products or services to lose market acceptance or result in significant price erosion, all of which would have a material adverse effect on our results of operations, cash flows and liquidity.

Foreign Currency Exchange Rate Fluctuations

The functional currency of our operations in Canada is the Canadian dollar, and the functional currency of our operations in Mexico is the U.S. dollar because the majority of our Mexican transactions are denominated in U.S. dollars. Foreign currency exchange rates and fluctuations may have an impact on transactions denominated in Canadian dollars and Mexican Pesos, and, therefore, could adversely affect our financial performance. Although we use foreign currency forward contracts to mitigate the impact of currency exchange rate movements, we do not currently hold any derivative contracts that hedge our foreign currency translational exposure.

Seasonality

Sales of residential central air conditioners, heating equipment and parts and supplies are seasonal, resulting in fluctuations in our revenue from quarter to quarter. Furthermore, profitability can be impacted favorably or unfavorably based on the severity or mildness of weather patterns during Summer or Winter selling seasons. Demand related to the residential central air conditioning replacement market is typically highest in the second and third quarters, and demand for heating equipment is usually highest in the fourth quarter. Demand related to the new construction sectors throughout most of the markets is fairly even during the year except for dependence on housing completions and related weather and economic conditions.

Dependence on Key Personnel

Much of our success has depended on the skills, experience and services of senior management personnel. The loss of any of our executive officers or other key senior management personnel could harm our business. We must continue to recruit, retain and motivate management and other employees sufficiently in order to both maintain our current business and to execute our strategic initiatives. Our success has also substantially depended on the contributions and abilities of our store employees whom we rely on to give customers a superior in-store experience. Accordingly, our performance depends on our ability to recruit and retain high quality employees to work in and manage our stores. If we are unable to recruit, retain and motivate employees sufficiently in order to maintain our current business and support our projected growth and expansion, our business and financial performance may be adversely affected.

Decline in Economic Conditions

We rely predominantly on the credit markets and, to a lesser extent, on the capital markets to meet our financial commitments and short-term liquidity needs if internal funds are not available from our operations. Our access to funds under our line of credit is dependent on the ability of the syndicate banks to meet their respective funding commitments. Disruptions in the credit and capital markets could adversely affect our ability to draw on our line of credit and may also affect the determination of certain interest rates, particularly rates based on LIBOR, which is one of the base rates under our line of credit. Any disruptions in these markets could result in increased borrowing costs and/or reduced borrowing capacity under our line of credit. Any long-term disruption could require that we take measures to conserve cash until the markets stabilize or until alternative credit arrangements or other funding for our business needs can be arranged. Such measures could include reducing or eliminating dividend payments, deferring capital expenditures and reducing or eliminating discretionary uses of cash.

A decline in economic conditions and lack of availability of business and consumer credit could have an adverse effect on our business and results of operations. Any capital and credit market disruption could cause broader economic downturns, which may lead to reduced demand for our products and increased incidence of customers’ inability to pay their accounts. Further, bankruptcies or similar events by customers may cause us to incur bad debt expense at levels higher than historically experienced. Also, our suppliers may be negatively impacted by deteriorating economic conditions, causing disruption or delay of product availability. These events would adversely impact our results of operations, cash flows and financial position. Additionally, if the conditions of the capital and credit markets adversely affect the financial institutions that have committed to extended credit to us, they may be unable to fund borrowings under such commitments, which could have an adverse impact on our financial condition, liquidity and our ability to borrow funds, if needed, for working capital, acquisitions, capital expenditures and other corporate purposes.

International Political Risk

Our international sales and operations, as well as sourcing of products from suppliers with international operations, are subject to various risks associated with changes in local laws, regulations and policies, including those related to tariffs, trade restrictions and trade agreements, investments, taxation, capital controls, employment regulations, different liability standards and limitations on the repatriation of funds due to foreign currency controls. Our international sales and operations, as well as sourcing of products from suppliers with international operations are also sensitive to changes in foreign national priorities, including government budgets, as well as political and economic instability. See “Supplier Concentration” above for further information. Unfavorable changes in any of the foregoing could adversely affect our results of operations or could cause a disruption in our supply chain for products sourced internationally. Additionally, failure to comply with the United States Foreign Corrupt Practices Act could subject us to, among other things, penalties and legal expenses that could harm our reputation and have a material adverse effect on our business, financial condition and results of operations.

Goodwill and Intangibles

At December 31, 2016, goodwill and intangibles represented approximately 29% of our total assets. The recoverability of goodwill and indefinite lived intangibles is evaluated at least annually and when events or changes in circumstances indicate that the carrying amounts may not be recoverable. The identification and measurement of goodwill impairment involves the estimation of the fair value of our reporting unit and contains uncertainty because management must use judgment in determining appropriate assumptions to be used in the measurement of fair value. The estimates of fair value of our reporting unit and indefinite lived intangibles are based on the best information available as of the date of the assessment and incorporates management’s assumptions about expected future cash flows and contemplates other valuation techniques. Future cash flows can be affected by changes in the industry, a declining economic environment or market conditions. We cannot assure you that we will not suffer material impairments to goodwill in the future.

Risks Related to Insurance Coverage

We carry general liability, comprehensive property damage, workers’ compensation, health benefits and other insurance coverage that management considers adequate for the protection of its assets and operations. There can be no assurance, however, that the coverage limits of such policies will be adequate to cover losses and expenses for lawsuits brought or which may be brought against us. A loss in excess of insurance coverage could have a material adverse effect on our financial position and/or profitability. Certain self-insurance risks for casualty insurance programs and health benefits are retained and reserves are established based on claims filed and estimates of claims incurred but not yet reported. Assurance cannot be provided that actual claims will not exceed present estimates. Exposure to catastrophic losses has been limited by maintaining excess and aggregate liability coverage and implementing stop-loss control programs.

Class B Common Stock and Insider Ownership

As of December 31, 2016, our directors and executive officers and entities affiliated with them owned (i) Common stock representing 1% of the outstanding shares of Common stock and (ii) Class B common stock representing 89% of the outstanding shares of Class B common stock. These interests represent 56% of the aggregate combined voting power (including 53% beneficially owned by Albert H. Nahmad, Chairman and Chief Executive Officer, through shares owned by him and shares held by affiliated limited partnerships and various family trusts). Accordingly, our directors and executive officers collectively have the voting power to elect six members of our nine-person Board of Directors.

Our Class B common stock is substantially identical to our Common stock except: (i) Common stock is entitled to one vote on all matters submitted to a vote of our shareholders, and each share of Class B common stock is entitled to ten votes; (ii) shareholders of Common stock are entitled to elect 25% of our Board of Directors (rounded up to the nearest whole number), and Class B shareholders are entitled to elect the balance of the Board of Directors; (iii) cash dividends may be paid on Common stock without paying a cash dividend on Class B common stock, and no cash dividend may be paid on Class B common stock unless at least an equal cash dividend is paid on Common stock; and (iv) Class B common stock is convertible at any time into Common stock on a one-for-one basis at the option of the shareholder.

Risks Related to this Offering and Ownership of Our Common Stock

Volatility

The market price of our Common stock may be highly volatile and could be subject to wide fluctuations. Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could reduce the market price of shares of our Common stock in spite of our operating performance. The trading price of our Common stock may be adversely affected due to a number of factors, most of which we cannot predict or control, such as those listed under “—Risks Related to Our Business” and the following:

•	fluctuations in our operating results;

•	a decision by the Board of Directors to reduce or eliminate cash dividends on our Common stock;

•	changes in recommendations or earnings estimates by securities analysts;

•	general market conditions in our industry or in the economy as a whole; and

•	political instability, natural disasters, war and/or events of terrorism.

You may be unable to resell your shares of Common stock at or above the offering price.

In the past few years, stock markets have experienced extreme price and volume fluctuations. In the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

Trading Liquidity

The trading market for our Common stock is limited and there can be no assurance that a more liquid trading market for our Common stock will develop. There can be no assurance as to the liquidity of any market for our Common stock, the ability of the holders of our Common stock to sell any of their securities and the price at which the holders of our Common stock will be able to sell such securities.

Payment of Dividends

The amount of any future dividends that Watsco will pay, if any, will depend upon a number of factors. Future dividends will be declared and paid at the sole discretion of the Board of Directors and will depend upon such factors as cash flow generated by operations, profitability, financial condition, cash requirements, future prospects and other factors deemed relevant by our Board of Directors. The right of our Board of Directors to declare dividends, however, is subject to the availability of sufficient funds under Florida law to pay dividends. In addition, our ability to pay dividends depends on certain restrictions in our credit agreements. Accordingly, a dividend may not be declared in any given year or at all.

Securities Analyst Research and Reports

The trading markets for our Common stock and Class B common stock rely in part on the research and reports that industry or financial analysts publish about us or our business or industry. We do not control these analysts. Furthermore, if one or more of the analysts who do cover us downgrade our stock or our industry, or the stock of any of our competitors, or publish inaccurate or unfavorable research about our business, the price of our stock could decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the market, which in turn could cause our stock price or trading volume to decline.

Future Sales

The sale of substantial number of shares of our Common stock or Class B common stock in the public market, or the perception that such sales could occur, could substantially decrease the market price of such shares. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

In connection with this offering, we, the selling shareholders and certain of our executive officers and directors, will sign lock-up agreements with the underwriters of this offering that, subject to certain customary exceptions as described in the “Underwriting” section of this prospectus supplement, restrict the sale of the shares of our Common stock and certain other securities held by them for 30 days following the date of this prospectus supplement. Goldman, Sachs & Co. may, in its sole discretion and without notice, release all or any portion of the shares of Common stock and certain other securities subject to lock-up agreements. See “Underwriting” for a description of these lock-up agreements.

Upon the expiration of these lock-up agreements, all of the 116,584 shares of our Common stock and 2,404,673 shares of Class B common stock outstanding held by the signatories will be eligible for resale in the public market, subject, in the case of shares held by our affiliates, to volume, manner of sale and other limitations under Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”) if such sales are being made pursuant to Rule 144. Certain of our shareholders may be considered affiliates at the expiration of the lock-up period. The foregoing figures do not include restricted shares that will not have vested upon expiration of the lock-up agreements; nor do such figures include shares underlying options that will not be exercisable upon expiration of the lock-up agreements.

We registered an aggregate of 94,784 shares of Class B common stock to be offered by one of the selling shareholders under a registration statement declared effective as of November 5, 2015 pursuant to the Securities Act. Class B common stock is convertible at any time into Common stock on a one-for-one basis at the option of the shareholder. A sale of a large number of shares under such registration statement could cause the prevailing market price of our Common stock to decline. Following completion of this offering, the shares registered for resale pursuant to the registration statement would represent approximately 1.8% of our outstanding Class B common stock, or, if converted in accordance with the terms of our Class B Common stock, 0.3% of our Common stock.

In addition, 32,919 shares of our Common stock are eligible for sale upon exercise of options. On August 1, 2014, we filed a registration statement on Form S-8 under the Securities Act to register all shares of Common stock subject to outstanding stock options and the shares of Common stock subject to issuance under the 2014 Incentive Compensation Plan. The Form S-8 registration statement automatically became effective upon filing. The registration statement on Form S-8 covered 2,238,402 shares of Common stock and an additional 2,238,402 shares of Class B common stock, the issuance of which is subject to the limitations contained in the Watsco, Inc. 2014 Incentive Compensation Plan. These shares can be sold in the public market upon issuance, subject to restrictions under the securities laws applicable to resales by affiliates.

As restrictions on resale end, the market price of our shares of Common stock could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our shares of Common stock or other securities.

In the future, we may also issue our securities in connection with investments or acquisitions. The amount of shares of our Common stock issued in connection with an investment or acquisition could constitute a material portion of our then-outstanding shares of our Common stock. Any issuance of securities in connection with investments or acquisitions may result in dilution to you.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus contain or incorporate by reference statements that are not historical in nature and that are intended to be, and are hereby identified as, “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Statements which are not historical in nature, including the words “anticipate,” “estimate,” “could,” “should,” “may,” “plan,” “seek,” “expect,” “believe,” “intend,” “target,” “will,” “project,” “focused,” “outlook” and variations of these words and negatives thereof and similar expressions are intended to identify forward-looking statements, including statements regarding, among others, (i) economic conditions, (ii) business and acquisition strategies, (iii) potential acquisitions and/or joint ventures, (iv) financing plans and (v) industry, demographic and other trends affecting our financial condition or results of operations. These forward-looking statements are based on management’s current expectations, are not guarantees of future performance and are subject to a number of risks, uncertainties and changes in circumstances, certain of which are beyond our control. Actual results could differ materially from these forward-looking statements as a result of several factors, including, but not limited to:

•	general economic conditions;

•	competitive factors within the HVAC/R industry;

•	effects of supplier concentration;

•	fluctuations in certain commodity costs;

•	consumer spending;

•	consumer debt levels;

•	new housing starts and completions;

•	capital spending in the commercial construction market;

•	access to liquidity needed for operations;

•	seasonal nature of product sales;

•	weather conditions;

•	insurance coverage risks;

•	federal, state and local regulations impacting our industry and products;

•	prevailing interest rates;

•	foreign currency exchange rate fluctuations;

•	international political risk;

•	cybersecurity risk; and

•	the continued viability of our business strategy.

We believe these forward-looking statements are reasonable; however, you should not place undue reliance on any forward-looking statements, which are based on current expectations. For additional information regarding other important factors that may affect our operations and could cause actual results to vary materially from those anticipated in the forward-looking statements, please see the discussion included in “Risk Factors,” as well as the other documents and reports that we file with the Securities and Exchange Commission (“SEC”) and that are incorporated by reference in this prospectus supplement. Forward-looking statements speak only as of the date the statements were made. We assume no obligation to update forward-looking information or the discussion of such risks and uncertainties to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information, except as required by applicable law. We qualify any and all of our forward-looking statements by these cautionary factors.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares of our Common stock by the selling shareholders. For more information about the selling shareholders, see “Selling Shareholders.”

MARKET PRICE OF COMMON STOCK

The following table sets forth for the high and low intra-day sale prices per share of our Common stock and Class B common stock as reported on the NYSE, since the first quarter of 2015:

	Common stock		Class B common stock
2015	High	Low	High	Low
First Quarter 2015	$125.70	$104.92	$124.80	$104.50
Second Quarter 2015	$128.49	$120.14	$127.15	$120.74
Third Quarter 2015	$131.81	$118.13	$130.15	$118.91
Fourth Quarter 2015	$131.89	$116.24	$131.21	$113.49

2016
First Quarter 2016	$134.84	$108.09	$131.58	$108.25
Second Quarter 2016	$140.69	$129.00	$139.84	$129.17
Third Quarter 2016	$149.64	$138.37	$148.67	$138.85
Fourth Quarter 2016	$159.03	$130.88	$157.72	$131.01

2017
First Quarter 2017 (through February 17, 2017)	$156.69	$146.58	$153.02	$148.02

On February 23, 2017, the last reported sale price of our Common stock and Class B common stock on the NYSE were $152.09 and $153.02 per share, respectively. As of February 17, 2017, we had 227 holders of record of our Common stock and 113 holders of record of Class B common stock. The actual numbers of stock holders are greater than these numbers of record holders and include shareholders who are beneficial owners, but whose shares are held in street name by brokers and nominees. The numbers of holders of record also do not include shareholders whose shares may be held in trust by other entities.

DIVIDEND POLICY

We paid cash dividends of $3.60, $2.80 and $2.00 per share of Common stock and Class B common stock in 2016, 2015 and 2014, respectively. On January 3, 2017, our Board of Directors declared a regular quarterly cash dividend of $1.05 per share of Common stock and Class B common stock that was paid on January 31, 2017 to shareholders of record as of January 17, 2017. Future dividends will be declared and paid at the sole discretion of the Board of Directors and will depend upon such factors as cash flow generated by operations, profitability, financial condition, cash requirements, future prospects and other factors deemed relevant by our Board of Directors. The right of our Board of Directors to declare dividends, however, is subject to any rights of the holders of other classes of our capital stock and the availability of sufficient funds under Florida law to pay dividends. In addition, our ability to pay dividends depends on certain restrictions in our credit agreement.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This management’s discussion and analysis of financial condition and results of operations is intended to assist in understanding and assessing the trends and significant changes in our results of operations and financial condition. Our historical results may not indicate, and should not be relied upon as an indication of, our future performance. Our forward-looking statements reflect our current views about future events, are based on assumptions and are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those contemplated by these statements. See “Cautionary Statement Regarding Forward-Looking Statements” for a discussion of risks associated with reliance on forward-looking statements. Factors that may cause differences between actual results and those contemplated by forward-looking statements include, but are not limited to, those discussed below and elsewhere in this prospectus supplement, particularly in the section entitled “Risk Factors.” Management’s discussion and analysis of financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and the notes thereto incorporated by reference in this prospectus supplement.

Company Overview

Watsco was incorporated in Florida in 1956, and, together with its subsidiaries is the largest distributor of HVAC/R in the HVAC/R distribution industry in North America. At December 31, 2016, we operated from 565 locations in 37 U.S. states, Canada, Mexico and Puerto Rico with additional market coverage on an export basis to portions of Latin America and the Caribbean.

Revenues primarily consist of sales of air conditioning, heating and refrigeration equipment and related parts and supplies. Selling, general and administrative expenses primarily consist of selling expenses, the largest components of which are salaries, commissions and marketing expenses that are variable and correlate to changes in sales. Other significant selling, general and administrative expenses relate to the operation of warehouse facilities, including a fleet of trucks and forklifts and facility rent, which are payable mostly under non-cancelable operating leases.

Sales of residential central air conditioners, heating equipment and parts and supplies are seasonal. Furthermore, results of operations can be impacted favorably or unfavorably based on weather patterns, primarily during the Summer and Winter selling seasons. Demand related to the residential central air conditioning replacement market is typically highest in the second and third quarters, and demand for heating equipment is usually highest in the fourth quarter. Demand related to the new construction market is fairly consistent during the year, subject to weather and economic conditions, including their effect on the number of housing completions.

Joint Ventures with Carrier Corporation

In 2009, we formed a joint venture with Carrier Corporation (“Carrier”), which we refer to as Carrier Enterprise I, in which Carrier contributed 95 of its company-owned locations in 13 Sun Belt states and Puerto Rico and its export division in Miami, Florida, and we contributed 15 locations that distributed Carrier products. In July 2012, we exercised our option to acquire an additional 10% ownership interest in Carrier Enterprise I, which increased our ownership interest to 70%; and, on July 1, 2014, we exercised our last remaining option to acquire an additional 10% ownership interest in Carrier Enterprise I, which increased our controlling interest in Carrier Enterprise I to 80%. Neither Watsco nor Carrier has any remaining options to purchase additional ownership interests in Carrier Enterprise I or any of our other joint ventures with Carrier, which are described below.

In 2011, we formed a second joint venture with Carrier and completed two additional transactions. In April 2011, Carrier contributed 28 of its company-owned locations in eight Northeast U.S. states, and we contributed 14 locations in the Northeast United States. In July 2011, we purchased Carrier’s distribution operations in Mexico, which included seven locations. Collectively, the Northeast locations and the Mexico operations are referred to as Carrier Enterprise II. On November 29, 2016 we purchased an additional 10% ownership interest in Carrier Enterprise II, and on February 13, 2017, we purchased a further additional 10% ownership interest in Carrier Enterprise II, which together increased our controlling interest in Carrier Enterprise II to 80%.

In 2012, we formed a third joint venture, which we refer to as Carrier Enterprise III, with UTC Canada Corporation, referred to as UTC Canada, an affiliate of Carrier. Carrier contributed 35 of its company-owned locations in Canada to Carrier Enterprise III. We have a 60% controlling interest in Carrier Enterprise III, and UTC Canada has a 40% non-controlling interest.

Critical Accounting Policies

Management’s discussion and analysis of financial condition and results of operations is based upon the consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amount of revenues and expenses during the reporting period. Actual results may differ from these estimates under different assumptions or conditions. At least quarterly, management reevaluates its judgments and estimates, which are based on historical experience, current trends and various other assumptions that are believed to be reasonable under the circumstances.

Our significant accounting policies are discussed in Note 1 to our audited consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended 2016 and incorporated by reference in this prospectus supplement. Management believes that the following accounting policies include a higher degree of judgment and/or complexity and, thus, are considered to be critical accounting policies. Management has discussed the development and selection of critical accounting policies with the Audit Committee of the Board of Directors and the Audit Committee has reviewed the disclosures relating to them.

Allowance for Doubtful Accounts

An allowance for doubtful accounts is maintained for estimated losses resulting from the inability of customers to make required payments. We typically do not require our customers to provide collateral. Accounting for doubtful accounts contains uncertainty because management must use judgment to assess the collectability of these accounts. When preparing these estimates, management considers a number of factors, including the aging of a customer’s account, past transactions with customers, creditworthiness of specific customers, historical trends and other information. Our business is seasonal and our customers’ businesses are also seasonal. Sales are lowest during the first and fourth quarters and past due accounts receivable balances as a percentage of total trade receivables generally increase during these quarters. We review our accounts receivable reserve policy periodically, reflecting current risks, trends and changes in industry conditions.

The allowance for doubtful accounts was $6.2 million and $5.3 million at December 31, 2016 and 2015, respectively, an increase of $0.9 million. The increase from December 31, 2015 is primarily due to an increase in the over 90 day balances. Accounts receivable balances greater than 90 days past due as a percent of accounts receivable at December 31, 2016 increased to 1.6% compared to 1.4% at December 31, 2015, primarily due to one account in which our exposure is mitigated by credit insurance.

Although we believe the allowance for doubtful accounts is sufficient, a decline in economic conditions could lead to the deterioration in the financial condition of our customers, resulting in an impairment of their ability to make payments and additional allowances may be required that could materially impact our consolidated results of operations. We believe our exposure to customer credit risk is limited due to the large number of customers comprising our customer base and their dispersion across many different geographical regions. Additionally, we mitigate credit risk through credit insurance programs.

Inventory Valuation Reserves

Inventory valuation reserves are established in order to report inventories at the lower of weighted-average cost or market and the first-in, first-out method. As part of the valuation process, inventories are adjusted to reflect excess, slow-moving and damaged inventories at their estimated net realizable value. The valuation process for excess, slow-moving and damaged inventory contains uncertainty because management must make estimates and use judgment to determine the future salability of inventories. Inventory policies are reviewed periodically, reflecting current risks, trends and changes in industry conditions. A reserve for estimated inventory shrinkage is also maintained and reflects the results of cycle count programs and physical inventories. When preparing these estimates, management considers historical results, inventory levels and current operating trends.

Valuation of Goodwill and Indefinite Lived Intangible Assets

The recoverability of goodwill is evaluated at least annually and when events or changes in circumstances indicate that the carrying amount may not be recoverable. We have one reporting unit that is subject to goodwill impairment testing. In performing the goodwill impairment test, we use a two-step approach. The first step compares the reporting unit’s fair value to its carrying value. If the carrying value exceeds the fair value, a second step is performed to measure the amount of impairment loss, if any. The identification and measurement of goodwill impairment involves the estimation of the fair value of our reporting unit and contains uncertainty because management must use judgment in determining appropriate assumptions to be used in the measurement of fair value. On January 1, 2017, we performed our annual goodwill impairment test and determined that the estimated fair value of our reporting unit significantly exceeded its carrying value.

The recoverability of indefinite lived intangibles is also evaluated on an annual basis or more often if deemed necessary. Indefinite lived intangibles not subject to amortization are assessed for impairment by comparing the fair value of the intangible asset to its carrying amount to determine if a write-down to fair value is required. Our annual impairment tests did not result in any impairment of our indefinite lived intangibles.

The estimates of fair value of our reporting unit and indefinite lived intangibles are based on the best information available as of the date of the assessment and incorporates management’s assumptions about expected future cash flows and contemplates other valuation techniques. Future cash flows can be affected by changes in the industry, a declining economic environment or market conditions. There have been no events or circumstances from the date of our assessments that would have had an impact on this conclusion. The carrying amounts of goodwill and intangibles were $538.3 million and $538.8 million at December 31, 2016 and 2015, respectively. Although no impairment has been recorded to date, there can be no assurances that future impairments will not occur. An adjustment to the carrying value of goodwill and intangibles could materially impact the consolidated results of operations.

Self-Insurance Reserves

Self-insurance reserves are maintained relative to company-wide casualty insurance and health benefit programs. The level of exposure from catastrophic events is limited by the purchase of stop-loss and aggregate liability reinsurance coverage. When estimating the self-insurance liabilities and related reserves, management considers a number of factors, which include historical claims experience, demographic factors, severity factors and valuations provided by independent third-party actuaries. Management reviews its assumptions with its independent third-party actuaries to evaluate whether the self-insurance reserves are adequate. If actual claims or adverse development of loss reserves occur and exceed these estimates, additional reserves may be required. The estimation process contains uncertainty since management must use judgment to estimate the ultimate cost that will be incurred to settle reported claims and unreported claims for incidents incurred but not reported as of the balance sheet date. Reserves in the amounts of $3.0 million and $3.2 million at December 31, 2016 and 2015, respectively, were established related to such insurance programs.

Income Taxes

Income taxes are accounted for under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial reporting basis and the tax basis of assets and liabilities at enacted tax rates expected to be in effect when such amounts are recovered or settled. The use of estimates by management is required to determine income tax expense, deferred tax assets and any related valuation allowance and deferred tax liabilities. No valuation allowance was recorded at December 31, 2016 or 2015. The valuation allowance is based on estimates of future taxable income by jurisdiction in which the deferred tax assets will be recoverable. These estimates can be affected by a number of factors, including possible tax audits or general economic conditions or competitive pressures that could affect future taxable income. Although management believes that the estimates are reasonable, the deferred tax asset and any related valuation allowance will need to be adjusted if management’s estimates of future taxable income differ from actual taxable income. An adjustment to the deferred tax asset and any related valuation allowance could materially impact the consolidated results of operations.

New Accounting Standards

Refer to Note 1 to our audited consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year 2016 and incorporated by reference in this prospectus supplement for a discussion of new accounting standards.

Results of Operations

The following table summarizes information derived from our audited consolidated statements of income, expressed as a percentage of revenues, for the years ended December 31, 2016, 2015 and 2014.

	Year Ended December 31,
	2016	2015	2014
Revenues	100.0%	100.0%	100.0%
Cost of sales	75.5	75.5	75.8

Gross profit	24.5	24.5	24.2
Selling, general and administrative expenses	16.3	16.3	16.5
Operating income	8.2	8.2	7.8
Interest expense, net	0.1	0.1	0.1
Income before income taxes	8.1	8.1	7.6
Income taxes	2.5	2.5	2.3

Net income	5.6	5.5	5.3
Less: net income attributable to non-controlling interest	1.3	1.3	1.5

Net income attributable to Watsco, Inc.	4.3%	4.2%	3.8%

Note: Due to rounding, percentages may not add up to 100.

The following narratives reflect our additional 10% ownership interest in Carrier Enterprise II, which became effective on November 29, 2016 and our additional 10% ownership interest in Carrier Enterprise I, which became effective on July 1, 2014. We did not acquire any businesses during 2016, 2015 or 2014.

In the following narratives, computations and disclosure information referring to “same-store basis” exclude the effects of locations acquired or locations opened or closed during the immediately preceding 12 months unless they are within close geographical proximity to existing locations. At December 31, 2016 and 2015, 21 and 26 locations, respectively, were excluded from “same-store basis” information. The table below summarizes the changes in our locations for 2016 and 2015:

Number of Locations
December 31, 2014	572
Opened	10
Closed	(16)

December 31, 2015	566
Opened	10
Closed	(11)

December 31, 2016	565

2016 Compared to 2015

Revenues.    Revenues for 2016 increased $107.5 million, or 3%, to $4,220.7 million, including $1.4 million from locations opened during the preceding 12 months, offset by $18.4 million from locations closed. On a same-store basis, revenues increased $124.5 million, or 3%, as compared to 2015, reflecting a 3% increase in sales of HVAC equipment (66% of sales), which included a 4% increase in residential HVAC equipment and a 1% increase in commercial HVAC equipment, a 1%

increase in sales of other HVAC products (29% of sales) and a 6% increase in sales of commercial refrigeration products (5% of sales). The increase in same-store revenues was primarily due to demand for the replacement of residential HVAC equipment.

Gross Profit.    Gross profit for 2016 increased $27.2 million, or 3%, to $1,034.6 million, primarily as a result of increased revenues. Gross profit margin remained consistent at 24.5% in 2016 as compared to 2015.

Selling, General and Administrative Expenses.    Selling, general and administrative expenses for 2016 increased $18.3 million, or 3%, to $689.0 million, primarily due to increased revenues. Selling, general and administrative expenses as a percentage of revenues remained consistent at 16.3% in 2016 as compared to 2015. Selling, general and administrative expenses for 2016 included $3.3 million of additional costs related to ongoing technology initiatives, as compared to 2015. On a same-store basis, selling, general and administrative expenses increased 3% as compared to 2015.

Operating Income.    Operating income for 2016 increased $8.9 million, or 3%, to $345.6 million. Operating margin remained consistent at 8.2% in 2016 as compared to 2015.

Interest Expense, Net.    Interest expense, net, for 2016 decreased $1.8 million, or 33%, to $3.7 million, primarily as a result of a decrease in average outstanding borrowings, partially offset by a higher effective interest rate in 2016, in each case as compared to 2015.

Income Taxes.    Income taxes increased to $105.9 million for 2016, as compared to $104.7 million for 2015 and are a composite of the income taxes attributable to our wholly owned operations and income taxes attributable to the Carrier joint ventures, which are primarily taxed as partnerships for income tax purposes. The effective income tax rates attributable to us were 36.0% and 37.0% in 2016 and 2015, respectively. The decrease was primarily due to a $2.9 million benefit from the adoption of new accounting guidance related to share-based payments in 2016. See Note 1 to our audited consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year 2016, incorporated by reference in this prospectus supplement, for further information.

Net Income Attributable to Watsco, Inc.    Net income attributable to Watsco in 2016 increased $9.9 million, or 6%, to $182.8 million. The increase was primarily driven by higher revenues and by a reduction in the net income attributable to the non-controlling interest related to Carrier Enterprise II following our purchase of an additional 10% ownership interest in Carrier Enterprise II in November 2016.

2015 Compared to 2014

Revenues.    Revenues for 2015 increased $168.7 million, or 4%, to $4,113.2 million, including $4.9 million from locations opened during the preceding 12 months, offset by $32.8 million from locations closed. On a same-store basis, revenues increased $196.6 million, or 5%, as compared to 2014, reflecting a 7% increase in sales of HVAC equipment (66% of sales), which included a 6% increase in residential HVAC equipment and an 8% increase in commercial HVAC equipment, a 2% increase in sales of other HVAC products (29% of sales) and a 2% increase in sales of commercial refrigeration products (5% of sales). The increase in same-store revenues was primarily due to strong demand for the replacement of residential and commercial HVAC equipment. Revenues from sales of residential HVAC equipment also benefited from an improved sales mix of higher-efficiency air conditioning and heating systems, which sell at higher unit prices.

Gross Profit.    Gross profit for 2015 increased $51.0 million, or 5%, to $1,007.4 million, primarily as a result of increased revenues. Gross profit margin improved 30 basis-points to 24.5% in 2015 from 24.2% in 2014, primarily due to higher realized gross margins for non-HVAC equipment products.

Selling, General and Administrative Expenses.    Selling, general and administrative expenses for 2015 increased $20.0 million, or 3%, to $670.6 million, primarily due to increased revenues. Selling, general and administrative expenses as a percentage of revenues decreased to 16.3% for 2015 from 16.5% for 2014. The decrease in selling, general, and administrative expenses as a percentage of revenues was primarily due to improved leveraging of fixed operating costs as compared to 2014. Selling, general and administrative expenses included $7.1 million of additional costs for 2015 in excess of 2014 for ongoing technology initiatives. On a same-store basis, selling, general and administrative expenses increased 4% as compared to 2014.

Operating Income.    Operating income for 2015 increased $31.0 million, or 10%, to $336.7 million. Operating margin improved 40 basis-points to 8.2% in 2015 from 7.8% in 2014. The increase was driven by higher revenues, expanded gross profit margin and reduced selling, general and administrative expenses as a percent of revenues, as discussed above.

Interest Expense, Net.    Interest expense, net, for 2015 increased $0.3 million, or 7%, to $5.5 million, primarily as a result of an increase in average outstanding borrowings, partially offset by a lower effective interest rate in 2015, in each case as compared to 2014.

Income Taxes.    Income taxes increased to $104.7 million for 2015, as compared to $91.8 million for 2014 and are a composite of the income taxes attributable to our wholly owned operations and income taxes attributable to the Carrier joint ventures, which are primarily taxed as partnerships for income tax purposes. The effective income tax rate attributable to us was 37.0% in both 2015 and 2014.

Net Income Attributable to Watsco, Inc.    Net income attributable to Watsco in 2015 increased $21.5 million, or 14%, to $172.9 million. The increase was primarily driven by higher revenues, expanded profit margins and reduced selling, general and administrative expenses as a percent of revenues, as discussed above, and by a reduction in the net income attributable to the non-controlling interest related to Carrier Enterprise I following our purchase of an additional 10% ownership interest in Carrier Enterprise I in July 2014.

Liquidity and Capital Resources

We assess our liquidity in terms of our ability to generate cash to execute our business strategy and fund operating and investing activities, taking into consideration the seasonal demand for HVAC/R products, which peaks in the months of May through August. Significant factors that could affect our liquidity include the following:

•	cash needed to fund our business (primarily working capital requirements);

•	borrowing capacity under our bank line of credit;

•	the ability to attract long-term capital with satisfactory terms;

•	acquisitions, including joint ventures;

•	dividend payments;

•	capital expenditures; and

•	the timing and extent of Common stock repurchases, if any.

Sources and Uses of Cash

We rely on cash flows from operations and borrowing capacity under our revolving credit agreement to fund seasonal working capital needs and for other general corporate purposes, including dividend payments, if and as declared by our Board of Directors, capital expenditures, business acquisitions and development of our long-term operating and technology strategies.

As of December 31, 2016, we had $56.0 million of cash and cash equivalents, of which, $50.7 million was held by foreign subsidiaries. The repatriation of cash balances from our foreign subsidiaries could have adverse tax consequences or be subject to capital controls; however, those balances are generally available without legal restrictions to fund ordinary business operations. Refer to Note 7 to our audited consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year 2016 and incorporated by reference in this prospectus supplement for a discussion of undistributed earnings of our foreign subsidiaries.

We believe that our operating cash flows, cash on hand and funds available for borrowing under our line of credit will be sufficient to meet our liquidity needs in the foreseeable future. However, there can be no assurance that our current sources of available funds will be sufficient to meet our cash requirements.

Our access to funds under our line of credit depends on the ability of the syndicate banks to meet their respective funding commitments. Disruptions in the credit and capital markets could adversely affect our ability to draw on our line of credit and may also adversely affect the determination of interest rates, particularly rates based on LIBOR, which is one of the base rates under our line of credit. Disruptions in the credit and capital markets could also result in increased borrowing costs and/or reduced borrowing capacity under our line of credit.

Working Capital

Working capital increased 2% to $925.3 million at December 31, 2016 from $911.0 million at December 31, 2015, primarily reflecting higher levels of accounts receivable commensurate with our increase in overall business volume.

Cash Flows

The following table summarizes our cash flow activity for 2016 and 2015 (in millions):

	2016	2015	Change
Cash flows provided by operating activities	$277.8	$221.4	$56.4
Cash flows used in investing activities	$(42.8)	$(22.9)	$(19.9)
Cash flows used in financing activities	$(213.9)	$(186.3)	$(27.6)

The individual items contributing to cash flow changes for the years presented are detailed in the audited consolidated statements of cash flows contained in our Annual Report on Form 10-K for the fiscal year 2016, incorporated by reference in this prospectus supplement.

Operating Activities.    The increase in net cash provided by operating activities was primarily due to the timing of payments for accounts payable and other liabilities in 2016 as compared to 2015.

Investing Activities.    The increase in net cash used in investing activities in 2016 as compared to 2015 was primarily due to the purchase of a corporate aircraft, which is replacing a previously leased aircraft, for $30.7 million in 2016 partially offset by the purchase of owned space for expansion of our corporate headquarters in 2015.

Financing Activities.    The increase in net cash used in financing activities was primarily attributable to the purchase of an additional 10% ownership interest in Carrier Enterprise II for $42.9 million and an increase in dividends paid in 2016, partially offset by lower net repayments under our revolving credit agreement in 2016 as compared to 2015.

Revolving Credit Agreement

We maintain an unsecured, syndicated revolving credit agreement that provides for borrowings of up to $600.0 million. Borrowings are used to fund seasonal working capital needs and for other general corporate purposes, including acquisitions, dividends (if and as declared by our Board of Directors), capital expenditures, stock repurchases and issuances of letters of credit. The credit agreement matures on July 1, 2019. Included in the facility are a $90.0 million swingline subfacility, a letter of credit subfacility and a $75.0 million multicurrency borrowing sublimit. On January 24, 2017, we entered into an amendment to this credit agreement, which reduced the letter of credit subfacility from $50.0 million to $10.0 million and modified certain definitions.

Borrowings under the credit facility bear interest at either LIBOR-based rates plus a spread, which ranges from 87.5 to 250.0 basis-points (LIBOR plus 100.0 basis-points at December 31, 2016), depending on our ratio of total debt to EBITDA, or on rates based on the higher of the Prime rate or the Federal Funds Rate, in each case plus a spread which ranges from 0 to 150.0 basis-points (0 basis-points at December 31, 2016), depending on our ratio of total debt to EBITDA. We pay a variable commitment fee on the unused portion of the commitment under the revolving credit agreement, ranging from 12.5 to 35.0 basis-points (15.0 basis-points at December 31, 2016).

At December 31, 2016 and 2015, $235.3 million and $245.3 million were outstanding under the revolving credit agreement, respectively. The revolving credit agreement contains customary affirmative and negative covenants, including financial covenants with respect to consolidated leverage and interest coverage ratios, and other customary restrictions. We believe we were in compliance with all covenants at December 31, 2016.

Contractual Obligations

As of December 31, 2016, our significant contractual obligations were as follows (in millions):

	Payments due by Period
Contractual Obligations	2017	2018	2019	2020	2021	Thereafter	Total
Operating leases(1)	$56.6	$48.4	$35.9	$21.7	$13.2	$13.4	$189.2
Purchase obligations(2)	29.0	—	—	—	—	—	29.0

Total	$85.6	$48.4	$35.9	$21.7	$13.2	$13.4	$218.2

(1)	Represents future minimum payments associated with real property, equipment, vehicles and a corporate aircraft under non-cancelable operating leases. We are committed to pay a portion of the actual operating expenses under certain of these lease agreements, and these operating expenses are excluded from the table above.
(2)	Purchase obligations include amounts committed under purchase orders for goods with defined terms as to price, quantity and delivery. Purchase orders made in the ordinary course of business that are cancelable are excluded from the above table. Any amounts for which we are liable under purchase orders for goods received are reflected in Accounts Payable in our audited consolidated balance sheets and are excluded from the above table.

Commercial obligations outstanding at December 31, 2016 under our revolving credit agreement consisted of borrowings totaling $235.3 million with revolving maturities of seven to eight days.

Off-Balance Sheet Financial Instruments

At December 31, 2016 and 2015, we were contingently liable under standby letters of credit aggregating $2.4 million and $2.7 million, respectively, which are primarily used as collateral to cover any contingency related to additional risk assessments pertaining to our self-insurance programs. Additionally, at December 31, 2016 and 2015, we were contingently liable under various performance bonds aggregating approximately $8.0 million and $4.0 million, respectively, which are used as collateral to cover any contingencies related to our nonperformance under agreements with certain customers. We do not expect that any material losses or obligation will result from the issuance of the standby letters of credit or performance bonds because we expect to meet our obligations under our self-insurance programs and to certain customers in the ordinary course of business. Accordingly, the estimated fair value of these instruments is zero.

Purchase of Additional Ownership Interest in Joint Venture

On November 29, 2016, we purchased an additional 10% ownership interest in Carrier Enterprise II for cash consideration of $42.9 million, and, on February 13, 2017, we purchased a further additional 10% ownership interest in Carrier Enterprise II for cash consideration of $42.7 million, following which we have an 80% controlling interest in Carrier Enterprise II. The source of cash was borrowings under our revolving credit agreement.

Acquisitions

We continually evaluate potential acquisitions and/or joint ventures and routinely hold discussions with a number of acquisition candidates. Should suitable acquisition opportunities arise that would require additional financing, we believe our financial position and earnings history provide a sufficient basis for us to either obtain additional debt financing at competitive rates and on reasonable terms or raise capital through the issuance of equity securities.

Common Stock Dividends

We paid cash dividends of $3.60, $2.80 and $2.00 per share of Common stock and Class B common stock in 2016, 2015 and 2014, respectively. On January 3, 2017, our Board of Directors declared a regular quarterly cash dividend of $1.05 per share of Common and Class B common stock that was paid on January 31, 2017 to shareholders of record as of January 17, 2017. Future dividends and/or changes in dividend rates will be at the sole discretion of the Board of Directors and will depend upon such factors as cash flow generated by operations, profitability, financial condition, cash requirements, future prospects and other factors deemed relevant by our Board of Directors.

Company Share Repurchase Program

In September 1999, our Board of Directors authorized the repurchase, at management’s discretion, of up to 7,500,000 shares of common stock in the open market or via private transactions. Shares repurchased under the program are accounted for using the cost method and result in a reduction of shareholders’ equity. No shares were repurchased in 2016, 2015 or 2014. In aggregate, 6,370,913 shares of Common and Class B common stock have been repurchased at a cost of $114.4 million since the inception of the program. At December 31, 2016, there were 1,129,087 shares remaining authorized for repurchase under the program.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risks, including fluctuations in foreign currency exchange rates and interest rates. To manage certain of these exposures, we use derivative instruments, including forward contracts and swaps. We use derivative instruments as risk management tools and not for trading purposes.

Foreign Currency Exposure

We are exposed to cash flow and earnings fluctuations resulting from currency exchange rate variations. These exposures are transactional and translational in nature. The foreign currency exchange rates to which we are exposed are the Canadian dollar and Mexican peso. Revenues in these markets accounted for 6% and 3%, respectively, of our total revenues for 2016.

Our transactional exposure primarily relates to purchases by our Canadian operations in currencies other than their local currency. To mitigate the impact of currency exchange rate movements on these purchases, we use foreign currency forward contracts. By entering into these foreign currency forward contracts, we lock in exchange rates that would otherwise cause losses should the U.S. dollar strengthen and gains should the U.S. dollar weaken, in each case against the Canadian dollar. The total notional value of our foreign currency forward contracts as of December 31, 2016 was $37.9 million, and such contracts have varying terms expiring through September 2017.

We have exposure related to the translation of financial statements of our Canadian operations into U.S. dollars, our functional currency. Currently, we do not hold any derivative contracts that hedge our foreign currency translational exposure. Historically, fluctuations in these exchange rates have not materially impacted our results of operations. Our exposure to currency rate fluctuations could be material in the future if these fluctuations become significant or if our Canadian and Mexican markets grow and represent a larger percentage of our total revenues.

See Note 13 to our audited consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year 2016 and incorporated by reference in this prospectus supplement for further information on our derivative instruments.

Interest Rate Exposure

Our revolving credit facility exposes us to interest rate risk because borrowings thereunder accrue interest at one or more variable interest rates. Our interest rate risk management objectives are to limit the impact of interest rate changes on earnings and cash flows and to lower overall borrowing costs. To achieve these objectives, we have historically entered into interest rate swap agreements with financial institutions that have investment grade credit ratings, thereby minimizing credit risk associated with these instruments. We do not currently hold any such swap agreements or any other derivative contracts that hedge our interest rate exposure, but we may enter into such instruments in the future.

We have evaluated our exposure to interest rates based on the amount of variable debt outstanding under our revolving credit agreement at December 31, 2016, and determined that a 100 basis-point change in interest rates would result in an impact to income before taxes of approximately $2.4 million. See Note 6 to our audited consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year 2016 and incorporated by reference in this prospectus supplement for further information about our debt.

MANAGEMENT

The names of our directors and executive officers and their respective ages, positions (including designation as a Common Director or Class B Director), biographies and qualifications to conclude that such persons should serve as directors are set forth below.

Name	Age	Position
Albert H. Nahmad	76	Chairman & Chief Executive Officer and Class B Director
Aaron J. Nahmad	35	President and Class B Director
David C. Darnell	64	Common Director
Denise Dickins	55	Class B Director
Steven R. Fedrizzi	62	Common Director
Barry S. Logan	54	Senior Vice President, Secretary and Class B Director
Ana M. Menendez	52	Chief Financial Officer & Treasurer
Bob L. Moss	69	Class B Director
George P. Sape	72	Common Director

Directors and Executive Officers

Albert H. Nahmad has been the visionary and leader of Watsco for over 40 years, having served as our Chairman and Chief Executive Officer since 1972. Among his many contributions, Mr. Nahmad has been instrumental in the scaling of our business through acquisitions, the cultivation of strategic vendor relationships, and the development of Watsco’s entrepreneurial culture. In 1988 Mr. Nahmad made the decision to pivot the Company’s strategic focus from manufacturing to distribution of HVAC/R products. Since that time, Watsco’s market capitalization has grown from $22 million to $5.3 billion, and its 25-year compounded annual growth rate of total shareholder return has been 20.8%. With revenues exceeding $4 billion, Watsco has solidified its place as the industry leader and now has approximately 5,050 employees serving approximately 88,000 contractor customers through a branch network of 565 locations.

Aaron J. (A.J.) Nahmad has served as the President of the Company since January 2016 and as a director since 2011. He served as Vice President of Strategy & Innovation from July 2010 until January 2016 and as Director of Global Business Development beginning in 2005. He holds a B.A. from the University of Pennsylvania and a M.B.A. from New York University’s Leonard N. Stern School of Business. He is the son of Albert H. Nahmad. A.J. Nahmad has led the transformation of Watsco into a technology-enabled business. His promotion to President in January 2016 recognized this leadership and acknowledged the critical significance of the execution and adoption of these innovations across the Watsco enterprise.

David C. Darnell has served as a Board member since 2012. He was employed by Bank of America Corporation for 36 years, and retired as its Vice Chairman in June 2016. He previously served as Co-Chief Operating Officer of Bank of America Corporation from 2011 until his election as Vice Chairman of Global Wealth & Investment Management in August 2014. Mr. Darnell’s career has spanned nearly four decades, beginning as a local credit analyst, working his way through the ranks from middle market banking group president to Florida commercial division group president in the 1990s. In subsequent years, he was active in the strategic growth of the bank and an active leader in its merger and acquisition activities. Mr. Darnell brings significant operational, acquisition, governmental, financial, leadership-development capabilities and technology execution skills to the Board. He serves on the board of directors of Granite Construction, a public company. Mr. Darnell is a member of the Audit Committee.

Dr. Denise Dickins has served as a Board member since 2007. Since 2006, she has been employed by East Carolina University where she is currently an Associate Professor of Accounting and

Auditing. She teaches courses in Auditing and Corporate Governance. From 2002 to 2006, while earning her Ph.D., she was an instructor of various accounting courses at Florida Atlantic University. Prior to that, she was with Arthur Andersen LLP where she served in varying capacities from 1983 to 2002, including Partner in Charge of the South Florida Audit Division. Dr. Dickins is a certified public accountant and certified internal auditor. Dr. Dickins has served on the board of directors of three other publicly traded companies: Steiner Leisure Ltd. (chair of the audit committee and a member of the governance and nominating committee) until its sale in December 2015, Great Lakes Dredge & Dock (chair of the audit committee) until resigning in October 2015, and TradeStation Group, Inc. (lead director, chair of the nominating committee and member of the audit and compensation committees) until its sale in June 2011. Dr. Dickins brings auditing and accounting skills to the Board. She serves as chair of the Audit Committee and, beginning in November 2015, as the chair of the Compensation Committee. She is also a member of the Nominating & Governance Committee.

Steven R. Fedrizzi has served as a Board member since 2010. Mr. Fedrizzi is currently the Chairman and Chief Executive Officer of the International WELL Building Institute, a public benefit company advancing buildings that put human wellness at the center of their design and operation. He was a co-founder and Chief Executive Officer of the U.S. Green Building Council (USGBC), a non-profit organization dedicated to sustainable building design and construction, and the Chief Executive Officer of the Green Building Certification Institute. Prior to his USGBC role, Mr. Fedrizzi had a 25-year career at United Technologies Corporation (UTC), where he served as an in-house environmental consultant and in various sales and marketing positions. He is a recognized leader in the global sustainability movement and an early promoter of green building methods. His skills and experience strengthen our ongoing commitment of providing consumers with energy efficient and environmentally responsible products, both domestically and on an international basis. Mr. Fedrizzi serves on the boards of directors of a number of non-profit organizations. He is a member of the Compensation Committee.

Barry S. Logan has served as our Senior Vice President since November 2003 and as a director since 2011. Mr. Logan served as Vice President of Finance and Chief Financial Officer from 1997 to October 2003, as Treasurer from 1996 to 1998 and in other capacities beginning in 1992. Mr. Logan is a certified public accountant. Mr. Logan was Watsco’s fourth corporate employee and is an integral participant in the Company’s business development initiatives, financial and other strategic activities during his 24-year career. He is also the principal contact with the institutional shareholder community and, as such, is the principal contact for engagement with our shareholders.

Ana M. Menendez has served as our Chief Financial Officer and Treasurer since November 2003, as Treasurer since 1998, and as Assistant Secretary since 1999. Ms. Menendez is a certified public accountant. Ms. Menendez supervises all financial and accounting aspects of the Company, including taxes, risk management, benefits, treasury and cash management, the Company’s system of internal control and other compliance activities. She also is the leader and principal contact for the Company’s banking relationships and actively participates at a senior level in a variety of strategic activities.

Bob L. Moss was appointed to the Board in 2014 and previously served as a director from 1992 to 2012. Mr. Moss is a dynamic leader and has built a successful career in the construction industry over the last 48 years. He is the Chairman and Chief Executive Officer of Moss & Associates LLC, founded in 2004, which has grown into one of the largest general contractors in the Southern United States with revenues of over $1 billion. Mr. Moss previously served as chairman of the board and Chief Executive Officer of Centex Construction Group, where he spent 23 years building Centex into the largest domestic general building contractor in the nation. Mr. Moss serves as our Vice Chairman of the Board, Chair of the Nominating & Governance Committee and Lead Independent Director. Mr. Moss brings entrepreneurial skills, business-building abilities, leadership development experience and a wealth of knowledge of the construction industry to our Board.

George P. Sape was unanimously appointed by our directors in November 2015 to fill a vacancy on the Board. Mr. Sape previously served as a Watsco director from 2003 to 2014. Mr. Sape retired in 2015 as the Managing Partner of Epstein Becker and Green, P.C., a New York-based law firm, after 29 years. Mr. Sape previously served as Vice President and General Counsel for Organizations Resources Counselors, Inc., a consulting services provider to a number of Fortune 500 companies and has served as counsel or as an advisor to various congressional committees related to labor, education and public welfare. Mr. Sape also serves on the board of the University of Colorado School of Business. Mr. Sape is a member of the Audit Committee, Compensation Committee and of the Nominating & Governance Committee. Mr. Sape brings core leadership skills from his experience as the managing partner of a large law firm and consulting for Fortune 500 companies as well as his experience in governance matters and through private company directorships.

SELLING SHAREHOLDERS

In 2009, we formed a joint venture, which we refer to as Carrier Enterprise I, with Carrier Corporation, a wholly owned subsidiary of United Technologies Corporation, referred to as Carrier. We purchased a 60% interest in Carrier Enterprise I, and issued to Carrier in a private placement exempt from registration under the Securities Act 2,985,685 shares of Common stock and 94,784 shares of Class B common stock, all of which we have registered for resale by Carrier. The 2,985,685 shares of Common stock held by Carrier are covered by this prospectus supplement.

In July 2012, we exercised our option to acquire an additional 10% ownership interest in Carrier Enterprise I, which increased our ownership interest to 70%; and, on July 1, 2014, we exercised our last remaining option to acquire an additional 10% ownership interest in Carrier Enterprise I, which increased our controlling interest in Carrier Enterprise I to 80%.

In 2011, we formed a second joint venture with Carrier, which we refer to as Carrier Enterprise II. We purchased a 60% interest in Carrier Enterprise II. On November 29, 2016, we purchased an additional 10% ownership interest in Carrier Enterprise II, and on February 13, 2017, we purchased a further additional 10% ownership interest in Carrier Enterprise II, which together increased our controlling interest in Carrier Enterprise II to 80%.

In 2012, we formed a third joint venture, referred to as Carrier Enterprise III, with UTC Canada Corporation, an affiliate of Carrier, referred to as UTC Canada. We purchased a 60% controlling interest in Carrier Enterprise III and issued to UTC Canada in a private placement exempt from registration under the Securities Act 1,250,000 shares of Common stock, all of which we have registered for resale by UTC Canada. The 1,250,000 shares of Common stock held by UTC Canada are covered by this prospectus supplement.

Each of Carrier and UTC Canada is sometimes referred to in this prospectus supplement individually as a selling shareholder, and, together, they are referred to as the selling shareholders.

In connection with the formation of Carrier Enterprise I, we and Carrier entered into a shareholder agreement, which was amended and restated on April 27, 2012 in connection with the addition of Carrier Enterprise III, at which time UTC Canada became a party to the shareholder agreement, which shareholder agreement is described in the accompanying base prospectus. The shareholder agreement contains voting agreements between the selling shareholders, United Technologies Corporation and its subsidiaries (which are collectively referred to as the shareholder group members) and us, which are described in the accompanying base prospectus, and which apply so long as the selling shareholder group members’ aggregate ownership of our Common stock and Class B common stock exceeds 5%.

Following the completion of this offering of our Common stock, the selling shareholder group members will no longer own 5% of the total number of outstanding shares of Common stock and Class B common stock, and such provisions will terminate (unless the selling shareholder group members’ aggregate ownership of Watsco again exceeds 5% within 730 days, in which case such provisions will be reinstated).

The information contained in the table below in respect of the selling shareholders (i.e., their names, the number of shares beneficially owned and the number of shares offered) has been obtained from the selling shareholders and has not been independently verified by us.

The amounts and percentage of shares beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed a beneficial owner of securities as to which he or she has no economic interest.

Selling shareholders	Class	Number of shares beneficially owned	Percent of class(1)		Number of shares offered	Number of shares of class beneficially owned after offering	Percentage of shares of class beneficially owned after offering
Carrier Corporation(2)	Common stock Class B common stock	2,985,685 94,784	9.8 1.8	% %	2,985,685 0	0 94,784	0 1.8%

UTC Canada Corporation(2)	Common stock	1,250,000	4.1%		1,250,000	0	0

(1)	Percentage ownership calculation is based on 30,362,119 shares of Common stock (excluding 6,322,650 treasury shares) and 5,243,829 shares of Class B common stock outstanding (excluding 48,263 treasury shares) as of February 17, 2017.
(2)	United Technologies Corporation (UTC) is deemed to be the beneficial owner of 4,330,469 shares of common stock, 3,080,469 of which are owned directly by Carrier Corporation, which is a wholly owned subsidiary of UTC, and 1,250,000 shares of which are owned directly by UTC Canada Corporation, which is a wholly owned subsidiary of UTC. UTC has shared voting power and shared dispositive power over 4,330,469 of such shares. Carrier Corporation has shared voting power and shared dispositive power over 3,080,469 of such shares. UTC Canada Corporation has shared voting power and shared dispositive power over 1,250,000 of such shares. The address of UTC is 10 Farm Springs Road, Farmington, Connecticut 06032. The address of Carrier Corporation is 17900 Beeline Highway, Jupiter, Florida 33478. The address of UTC Canada Corporation is One Germain Street, Suite 1500, P.O. Box 1324, Saint John, New Brunswick, E2L 4H8, Canada.

MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of material U.S. federal income and estate tax consequences to a non-U.S. holder (as defined below) of the purchase, ownership and disposition of our Common stock purchased in this offering. Except where noted, this summary deals only with Common stock that is held as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, or the Code.

A “non-U.S. holder” means any beneficial owner of our Common stock (other than an entity treated as a partnership for U.S. federal income tax purposes) that is for U.S. federal income tax purposes any of the following:

•	an individual who is not a citizen or resident of the United States;

•

a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) that is not created or organized in or under the law of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is not subject to U.S. federal income taxation regardless of its source; or

•

a trust if it (1) is not subject to the primary supervision of a court within the United States or United States persons do not have the authority to control all substantial decisions of the trust and (2) does not have in effect a valid election under applicable U.S. Treasury regulations to be treated as a United States person.

A modified definition of “non-U.S. holder” applies for U.S. federal estate tax purposes (as discussed below).

This summary is based upon provisions of the Code and U.S. Treasury regulations, rulings and judicial decisions, in each case as in effect on the date hereof. Those authorities may be changed or may be subject to differing interpretations, perhaps retroactively, so as to result in U.S. federal income and estate tax consequences that are different from those summarized below and that may adversely affect a non-U.S. holder of our Common stock. This summary does not address all aspects of U.S. federal income and estate taxes and does not deal with foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their particular circumstances (including the Medicare contribution tax on net investment income). In addition, it does not represent a detailed description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws (including if you are a U.S. expatriate or a former citizen or long-term resident of the United States, a person subject to the alternative minimum tax, a person holding our Common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment, a bank or other financial institution, an insurance company, a broker, dealer or trader in securities, a “controlled foreign corporation,” a “passive foreign investment company,” a corporation that accumulates earnings to avoid U.S. federal income tax, a tax-exempt or governmental organization, a person deemed to sell our Common stock under the constructive sale provisions of the Code, a person who holds or receives our Common stock pursuant to the exercise of any employee stock option or otherwise as compensation, a tax-qualified retirement plan; or a partnership or other pass-through entity for U.S. federal income tax purposes). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

If an entity treated as a partnership for U.S. federal income tax purposes holds our Common stock, the tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our Common stock, you should consult your own tax advisers.

If you are considering the purchase of our Common stock, you should consult your own tax advisers concerning the particular U.S. federal income and estate tax consequences to you of the purchase, ownership and disposition of the Common stock, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

Dividends

In the event that we make a distribution of cash or other property (other than certain pro rata distributions of our stock) in respect of our Common stock, the distribution generally will be treated as a dividend for U.S. federal income tax purposes to the extent it is paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Any portion of a distribution that exceeds our current and accumulated earnings and profits generally will be treated first as a tax-free return of capital, causing a reduction in the adjusted tax basis of a non-U.S. holder’s Common stock, and to the extent the amount of the distribution exceeds a non-U.S. holder’s adjusted tax basis in our Common stock, the excess will be treated as gain from the disposition of our Common stock (the tax treatment of which is discussed below under “—Gain on Disposition of Common Stock”).

Dividends paid to a non-U.S. holder of our Common stock generally will be subject to withholding of U.S. federal income tax at a 30 percent rate or any lower rate that may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment or fixed base) are not subject to the withholding tax, provided that the non-U.S. holder provides a properly executed Internal Revenue Service Form W-8ECI (or other applicable form) in accordance with the applicable certification and disclosure requirements. Instead, those dividends are subject to U.S. federal income tax on a net income basis generally in the same manner as if the non-U.S. holder were a United States person as defined in the Code. Any effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30 percent rate or any lower rate that may be specified by an applicable income tax treaty.

A non-U.S. holder of our Common stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to provide the applicable withholding agent with a properly executed Internal Revenue Service Form W-8BEN or Form W-8BEN-E (or other applicable form) certifying under penalties of perjury that that holder is not a United States person as defined in the Code and is eligible for treaty benefits or (b) if our Common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable U.S. Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.

A non-U.S. holder of our Common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the Internal Revenue Service. Non-U.S. holders are urged to consult their own tax advisers regarding possible entitlement to benefits under an income tax treaty.

Gain on Disposition of Common Stock

Subject to the discussion of backup withholding and FATCA below, any gain realized by a non-U.S. holder on a taxable disposition of our Common stock generally will not be subject to U.S. federal income tax unless:

•

the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the non-U.S. holder);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition, and certain other conditions are met; or

•

we are or have been a “United States real property holding corporation” (a “USPRHC”) for U.S. federal income tax purposes during the period that is the shorter of the five-year period ending on the date of the disposition of our Common stock and the non-U.S. holder’s holding period for our Common stock.

A non-U.S. holder described in the first bullet point immediately above generally will be subject to tax on the net gain derived from the disposition in the same manner as if the non-U.S. holder were a United States person as defined in the Code. In addition, if any non-U.S. holder described in the first bullet point immediately above is a foreign corporation, the gain recognized by that non-U.S. holder may be subject to an additional “branch profits tax” at a 30 percent rate or any lower rate that may be specified by an applicable income tax treaty. An individual non-U.S. holder described in the second bullet point immediately above generally will be subject to tax at a 30 percent rate (or any lower rate that may be specified by an applicable income tax treaty) on the gain derived from the disposition, which gain may be offset by U.S. source capital losses, even though the individual is not considered a resident of the United States.

In general, a corporation is a USRPHC if the fair market value of its ‘‘United States. real property interests’’ equals or exceeds 50 percent of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. In the event we are determined to be a USRPHC, the net gain derived from the disposition of our Common stock will be subject to tax as U.S. trade or business income under Section 897 of the Code, unless a non-U.S. Holder’s holdings (direct and indirect) at all times during the applicable period constituted five percent or less of our Class B Common stock, provided that our Class B Common stock was regularly traded on an established securities market during that period. Although there can be no assurance, we believe we are not currently and do not anticipate becoming a “United States real property holding corporation” for U.S. federal income tax purposes.

Federal Estate Tax

Our Common stock that is owned (or treated as owned) by an individual who is not a citizen or resident of the United States (as specially defined for U.S. federal estate tax purposes) at the time of death will be included in that holder’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise, and, therefore, may be subject to U.S. federal estate tax.

Information Reporting and Backup Withholding

Distributions paid to a non-U.S. holder and the amount of tax withheld, if any, with respect to those distributions generally will be reported to the Internal Revenue Service. Copies of the information returns reporting those dividends and any withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty or exchange of information agreement.

A non-U.S. holder may be subject to backup withholding on dividends paid to that holder unless the holder certifies, on Internal Revenue Service Form W-8 or Form W-8BEN-E (or other applicable form), under penalties of perjury that it is a non-U.S. holder or that the holder otherwise establishes an exemption (and the payor does not have actual knowledge or reason to know that the holder is a United States person as defined in the Code or that the conditions of that other exemption are not, in fact, satisfied).

Information reporting and, depending on the circumstances, backup withholding generally will apply to the proceeds of a sale or other disposition of our Common stock within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies, on Internal Revenue Service Form W-8 or Form W-8BEN-E (or other applicable form), under penalties of perjury that it is a non-U.S. holder or the beneficial owner otherwise establishes an exemption (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined in the Code or that the conditions of that other exemption are not, in fact, satisfied). Holders of our Common stock are urged to consult their tax adviser on the application of information reporting and backup withholding in light of their particular circumstances.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability provided the required information is timely furnished to the Internal Revenue Service.

Additional Withholding Requirements

Under Sections 1471 through 1474 of the Code (those sections commonly referred to as “FATCA”), a 30 percent U.S. federal withholding tax may apply to any dividends paid on our Common stock, and, for a disposition of our Common stock occurring after December 31, 2018, the gross proceeds from that disposition, in each case paid to (i) a “foreign financial institution” (as specifically defined in the Code) which does not provide sufficient documentation, typically on Internal Revenue Service Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) its compliance (or deemed compliance) with FATCA (which may alternatively be in the form of compliance with an intergovernmental agreement with the United States) in a manner that avoids withholding, or (ii) a “non-financial foreign entity” (as specifically defined in the Code) which does not provide sufficient documentation, typically on Internal Revenue Service Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) adequate information regarding certain substantial U.S. beneficial owners of that entity (if any). If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under “—Dividends,” the withholding under FATCA may be credited against, and therefore reduce, that other withholding tax. You should consult your own tax advisers regarding these requirements and whether they may be relevant to your ownership and disposition of our Common stock.

UNDERWRITING

We, the selling shareholders and the underwriters for the offering named below, for whom Goldman, Sachs & Co. is acting as representative, have entered into an underwriting agreement with respect to the shares of Common stock. Subject to the terms and conditions of the underwriting agreement, the selling shareholders have agreed to sell to the underwriters, and each underwriter has, severally and not jointly, agreed to purchase from each of the selling shareholders, the respective numbers of shares of Common stock indicated in the following table at the offering price, less the underwriting discounts payable by the selling shareholders, set forth on the cover page of this prospectus supplement.

Underwriter	Number of Shares
Goldman, Sachs & Co.	2,117,843
Robert W. Baird & Co. Incorporated	2,117,842
Total	4,235,685

The underwriting agreement provides that each of the underwriters are obligated to purchase all the shares of Common stock in the offering if any are purchased. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The underwriters propose to offer the shares of Common stock initially at the offering price on the cover page of this prospectus supplement and to selling group members at that price less a selling concession of $0.65 per share. After the offering, Goldman, Sachs & Co., as representative to the underwriters, may change the offering price and concession.

The following table summarizes the per share and total underwriting discounts and commissions to be paid to the underwriters:

	Per Share	Total
Public offering price	$144.00	$609,938,640.00
Underwriting fee to be paid by the selling shareholders	$3.32	$14,062,474.20

We estimate that the total expenses of this offering, which are payable (to the extent reasonable, documented, out-of-pocket and reasonably necessary to the completion of this offering) by the selling shareholders (up to a cap of $1.5 million, and thereafter payable by the Company), including filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions and the legal expenses of the selling shareholders, will be approximately $0.3 million.

In connection with this offering, we, certain of our executive officers and directors and the selling shareholders (to the extent any such selling shareholder has any ownership interest in Watsco following the completion of this offering) agreed that, without the prior written consent of Goldman, Sachs & Co., for a period of 30 days after the date set forth on the final prospectus, we and they will not offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of Common stock of Watsco (the “shares”), or any options or warrants to purchase any shares of Watsco, or any securities convertible into, exchangeable for or that represent the right to receive shares of Watsco (or, in our case, file any registration statement with the SEC relating to the offering of any securities that are substantially similar to the shares).

With respect to the company, the restrictions described in the preceding paragraphs do not apply to the shares to be sold in this offering, pursuant to employee or director equity plans described in this prospectus supplement or in the documents incorporated by reference herein, or upon the conversion or exchange of convertible or exchangeable securities outstanding on the date of this prospectus supplement.

With respect to our executive officers and directors, the restrictions described in the second preceding paragraph do not apply to transfers:

•	as a bona fide gift or gifts;

•	to any trust for the direct or indirect benefit of such person or the immediate family of such person; or

•

in connection with any net-exercise, cashless settlement or forfeiture of shares (a) with respect to the exercise of an award under our equity compensation plans which option expires during the lockup period or (b) with respect to tax withholding incident to the vesting of shares awarded under any such plan.

With respect to the selling shareholders, the restrictions described in the second preceding paragraph do not apply to transfers:

•	as a bona fide gift or gifts;

•	to any trust, partnership, limited liability company or other entity for the direct or indirect benefit of such selling shareholder;

•	to the selling shareholder’s affiliates;

•	to a nominee or custodian of a person to whom transfer is permitted by the above 3 sub-bullets; or

•	by court order or as required by law.

Provided that, in the case of any transfer or distribution pursuant to the sub-bullets above, any donee, distributee or transferee agrees to be bound in writing by the terms of the lock-up agreement prior to such transfer and no filing by any party is required or voluntarily made (other than as required by Section 16 of Securities Exchange Act of 1934, as amended, and rules and regulations promulgated thereunder) and provided further that any such transfer shall not involve a disposition for value (except, in the case of the selling shareholders, for a transfer where the transferor receives (x) equity interests of such transferee or (y) such transferee’s interests in the transferor).

Goldman, Sachs & Co., as representative to the underwriters, in its sole discretion, may release the Common stock and other securities subject to the lock-up agreements described above in whole or in part at any time. When determining whether or not to release the Common stock and other securities from lock-up agreements, Goldman, Sachs & Co. will consider, among other factors, the holder’s reasons for requesting the release and the number of shares of Common stock or other securities for which the release is being requested.

We and the selling shareholders have agreed to indemnify the several underwriters against liabilities under the Securities Act and to reimburse any payments or expenses that the underwriters may be required to make or incur in that respect.

Our Common stock and Class B common stock are listed on the NYSE under the symbols “WSO” and “WSOB”, respectively.

The underwriters and their affiliates are full-service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory,

investment management, investment research, principal investment hedging, financing and brokerage activities. The underwriters and their affiliates have from time to time performed, and may in the future perform, various financial advisory, commercial banking and investment banking services for us and for our affiliates, as well as for the selling shareholders and their respective affiliates, in the ordinary course of business for which they have received and would receive customary compensation.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own accounts and for the accounts of their respective customers, and such investments and securities activities may involve securities and/or instruments of the Company. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

In connection with this offering, the underwriters may engage in stabilizing transactions, which involve making bids for, purchasing and selling shares of Common stock in the open market for the purpose of preventing or slowing a decline in the market price of the Common stock while this offering is in progress. These stabilizing transactions may include short sales of the Common stock, which involve the sale by the underwriters of a greater number of shares of Common stock than they are required to purchase in this offering, and purchasing shares of Common stock on the open market to cover positions created by short sales. The underwriters may close out any covered short position by purchasing shares in the open market. A short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Common stock in the open market that could adversely affect investors who purchase Common stock in this offering. To the extent that the underwriters create a short position, they will purchase shares in the open market to cover the position.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

These activities may have the effect of raising or maintaining the market price of the Common stock or preventing or slowing a decline in the market price of the Common stock, and, as a result, the market price of the Common stock may be higher than the price that otherwise might exist in the open market absent such activities. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.

This prospectus supplement and the accompanying prospectus in electronic format may be made available on web sites maintained by the underwriters participating in this offering and the underwriters participating in this offering may distribute prospectuses electronically. The underwriters may agree to allocate a number of shares to selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make internet distributions on the same basis as other allocations.

SELLING RESTRICTIONS

Notice to Prospective Investors in Canada

The Shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the Shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws. Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor. Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the Underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, no offer of shares may be made to the public in that Relevant Member State other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•

to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) as permitted under the Prospectus Directive, subject to obtaining the prior consent of the underwriters; or

•

in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares shall result in a requirement for us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or a supplemental prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State. The expression “Prospectus Directive” means Directive 2003/71/EC, as amended, including by Directive 2010/73/EU, and includes any relevant implementing measure in each Relevant Member State.

This European Economic Area selling restriction is in addition to any other selling restrictions set out in this prospectus supplement and accompanying prospectus.

Notice to Prospective Investors in the United Kingdom

In the United Kingdom, this prospectus supplement and accompanying prospectus is being distributed only to, and is directed only at, persons who are “qualified investors” (as defined in the

Prospectus Directive) who are (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order, or (iii) persons to whom it would otherwise be lawful to distribute it, all such persons together being referred to as “Relevant Persons”. The Shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Shares will be engaged in only with, Relevant Persons. This prospectus supplement and accompanying prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by any recipients to any other person in the United Kingdom. Any person in the United Kingdom that is not a Relevant Person should not act or rely on this prospectus supplement and accompanying prospectus or its contents.

Notice to Prospective Investors in Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Singapore

This prospectus supplement and accompanying prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and accompanying prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Notice to Prospective Investors in Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or this offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to this offering, the Company or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to this offering. This prospectus supplement and accompanying prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

LEGAL MATTERS

The validity of the shares of Common stock offered by this prospectus supplement will be passed upon for us by Greenberg Traurig, P.A., Miami, Florida. The underwriters have been represented in this offering by Cleary Gottlieb Steen & Hamilton LLP, New York, New York.

EXPERTS

The consolidated financial statements of Watsco, Inc. and its subsidiaries as of December 31, 2016 and 2015, and for each of the years in the three-year period ended December 31, 2016, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2016 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy materials that we have filed with the SEC at the SEC’s public reference room located at 100 F Street, N.E., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC maintains an internet site that contains reports, proxy and information statements, and other information that we file electronically with the SEC and which are available at the SEC’s website at http://www.sec.gov. In addition, our SEC filings are available on our website at http://www.watsco.com. Information contained on, or available through, our website is not incorporated by reference in this prospectus supplement or the registration statement of which this prospectus supplement forms a part.

You may request a copy of these filings at no cost by writing at Watsco, Inc., Investor Relations, 2665 S. Bayshore Drive, Suite 901, Miami, Florida, 33133 or telephoning us at (305) 714-4100.

This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the SEC. The registration statement contains more information than this prospectus supplement and the accompanying prospectus regarding us and our Common stock and Class B Common stock, including certain exhibits. You can obtain a copy of the registration statement from the SEC at the address listed above or from the SEC’s web site listed above.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus supplement, which means that we can disclose important information to you by referring to those documents. We hereby “incorporate by reference” the documents listed below, which means that we are disclosing important information to you by referring you to those documents. The information that we file later with the SEC will automatically update and in some cases supersede this information. Specifically, we incorporate by reference the following documents or information filed with the SEC (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with SEC rules):

(a) our Annual Report on Form 10-K for the fiscal year ended December 31, 2016;

(b) our Definitive Proxy Statement on Schedule 14A filed in connection with our Annual Meeting of Shareholders held on June 6, 2016; and

(c) the description of our Common stock and Class B common stock contained in our Current Report on Form 8-K, filed with the SEC on December 7, 2012, and any amendments to such Current Report filed subsequently thereto, including all amendments or reports filed for the purpose of updating such description.

We will provide without charge to each person, including any shareholder, to whom a prospectus is delivered, upon written or oral request of that person, a copy of any and all of the information that has been incorporated by reference in this prospectus supplement (excluding exhibits unless specifically incorporated by reference into those documents). Please direct requests to us at the following address:

Watsco, Inc.

Attn: Investor Relations

2665 S. Bayshore Drive, Suite 901

Miami, Florida, 33133

(305) 714-4100

PROSPECTUS

Watsco, Inc.

Common Stock

Class B Common Stock

We are Watsco, Inc., a corporation incorporated under the laws of the State of Florida. This prospectus relates to the public offer and sale of Common stock and Class B common stock that we may offer from time to time. We may offer and sell the securities at prices and on terms to be determined at the time of sale and set forth in a supplement to this prospectus. You should read this prospectus, the applicable prospectus supplement and other offering materials carefully before you invest.

We may offer the securities from time to time through public or private transactions, and in the case of our Common stock and our Class B common stock, on or off the New York Stock Exchange, at prevailing market prices or at privately negotiated prices. Sales may be made directly to purchasers or to or through agents, broker-dealers or underwriters. If any agents or underwriters are involved in the sale of any of these securities, the applicable prospectus supplement will set forth the names of the agents or underwriters and any applicable fees, commissions or discounts. Our net proceeds from the sale of securities will also be set forth in the applicable prospectus supplement.

Additionally, the selling shareholders identified in this prospectus or their respective successors, including their respective permitted transferees, pledgees or donees or their successors, may offer their respective shares of Common stock and Class B common Stock from time to time through public or private transactions at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. The timing and amount of any sale are within the sole discretion of the selling shareholders, subject to certain restrictions. We will not receive any proceeds from the sale of these shares by the selling shareholders.

Our Common stock is listed on the New York Stock Exchange under the ticker symbol “WSO,” and our Class B common stock is listed on the New York Stock Exchange under the ticker symbol “WSOB.”

Investing in our securities involves risks. Before buying any offered securities, you should carefully consider the Risk Factors contained in this prospectus, beginning on page 3.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is November 5, 2015.

ABOUT THIS PROSPECTUS

This prospectus is part of a “shelf” registration statement on Form S-3 that we filed with the United States Securities and Exchange Commission, or the SEC. By using a shelf registration statement, Watsco or the selling shareholders named in this prospectus may sell, at any time and from time to time, in one or more offerings, any combination of the securities described in this prospectus. As allowed by the SEC rules, this prospectus does not contain all of the information included in the registration statement. For further information, we refer you to the registration statement, including its exhibits. Statements contained in this prospectus about the provisions or contents of any agreement or other document are not necessarily complete. If the SEC’s rules and regulations require that an agreement or document be filed as an exhibit to the registration statement, please see that agreement or document for a complete description of these matters.

This prospectus provides you only with a general description of the securities we may offer. Each time we sell securities, we will provide a supplement to this prospectus that contains specific information about the terms of the securities offered. You should read this prospectus and any prospectus supplement together with any additional information you may need to make your investment decision. You should also read and carefully consider the information in the documents we have referred you to in the “Where You Can Find More Information” section found on page 12. Information incorporated by reference after the date of this prospectus is considered a part of this prospectus and may add, update or change information contained in this prospectus. Any information in such subsequent filings that is inconsistent with this prospectus or any prospectus supplement will supersede the information in this prospectus or such prospectus supplement. Before purchasing any securities, you should carefully read this prospectus, any supplement and any free writing prospectus related to the applicable securities that is prepared by us or on our behalf or that is otherwise authorized by us, together with the additional information described under the heading “Incorporation of Certain Documents by Reference” found on page 12.

You should rely only on the information contained or incorporated by reference in this prospectus, any supplement to this prospectus and any free writing prospectus related to the applicable securities that is prepared by us or on our behalf or that is otherwise authorized by us. We have not authorized any other person to provide you with additional or different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. We will not make an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus, as well as information we have previously filed with the SEC and incorporate herein by reference, is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

References in this prospectus to the “Registrant,” “Watsco,” “we,” “us,” and “our” refer to Watsco, Inc. and its subsidiaries, unless the context requires otherwise.

RISK FACTORS

Investing in our securities involves risks. Before deciding to purchase any of our securities, you should carefully consider the discussion of risks and uncertainties under the heading “Risk Factors” contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2014, our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2015, June 30, 2015 and September 30, 2015, and the other documents incorporated herein by reference in this prospectus, and under similar headings in our subsequently filed quarterly reports on Form 10-Q and annual reports on Form 10-K, as well as the other risks and uncertainties described in any applicable prospectus supplement and in the other documents incorporated by reference in this prospectus. See the section entitled “Where You Can Find More Information” in this prospectus. The risks and uncertainties we discuss in the documents incorporated by reference in this prospectus are those we currently believe may materially affect our company. Additional risks and uncertainties not presently known to us or that we currently believe are immaterial also may materially and adversely affect our business, financial condition and results of operations.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain of the statements contained in this prospectus and in documents incorporated by reference in this prospectus are “forward-looking” statements as defined in the Private Securities Litigation Reform Act of 1995. Generally, the words “anticipate,” “estimate,” “could,” “should,” “may,” “plan,” “seek,” “expect,” “believe,” “intend,” “target,” “will,” “project,” “focused,” “outlook” and similar expressions identify forward-looking statements, which generally are not historical in nature. All statements which address future operating performance, events or developments that we expect or anticipate will occur in the future, and statements about future operating results, are forward-looking statements, including statements regarding, among other items, (i) economic conditions, (ii) business and acquisition strategies, (iii) potential acquisitions and/or joint ventures, (iv) financing plans and (v) industry, demographic and other trends affecting our financial condition or results of operations. Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from our historical experience and our present expectations. As and when made, management believes that these forward-looking statements are reasonable. However, caution should be taken not to place undue reliance on any such forward-looking statements since such statements speak only as of the date when made and there can be no assurance that such forward-looking statements will occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Factors exist that could cause our actual results to differ materially from the expected results described in or underlying our forward-looking statements. Some of such factors are described under “Risk Factors” in our Annual Report on Form 10-K and in similar sections of documents incorporated into this prospectus by reference. Such factors include:

•	general economic conditions;

•	competitive factors within the HVAC/R industry;

•	effects of supplier concentration;

•	fluctuations in certain commodity costs;

•	consumer spending;

•	consumer debt levels;

•	new housing starts and completions;

•	capital spending in the commercial construction market;

•	access to liquidity needed for operations;

•	seasonal nature of product sales;

•	weather conditions;

•	insurance coverage risks;

•	federal, state and local regulations impacting our industry and products;

•	prevailing interest rates;

•	foreign currency exchange rate fluctuations;

•	international political risk;

•	cybersecurity risk;

•	the continued viability of our business strategy;

•	control by existing shareholder; and

•	dependence on key personnel.

Accordingly, there can be no assurance that the forward-looking statements contained herein will occur or that objectives will be achieved. All written and verbal forward-looking statements attributable to Watsco, Inc. or persons acting on our behalf are expressly qualified in their entirety by such factors.

THE COMPANY

This summary highlights selected information and does not contain all the information that is important to you. You should carefully read this prospectus, any applicable prospectus supplement and the documents to which we have referred to in “Incorporation of Certain Documents by Reference” on page 12 of this prospectus for information about us and our financial statements.

Watsco, Inc. was incorporated in Florida in 1956 and is the largest distributor of air conditioning, heating, and refrigeration equipment and related parts and supplies (“HVAC/R”) in the HVAC/R distribution industry, currently operating 567 locations in 37 U.S. States, Canada, Mexico and Puerto Rico with additional market coverage on an export basis to Latin America and the Caribbean. Our principal executive office is located at 2665 South Bayshore Drive, Suite 901, Miami, Florida 33133, and our telephone number is (305) 714-4100. Our website address on the Internet is www.watsco.com. The information on or accessible through our website is not incorporated into this prospectus.

USE OF PROCEEDS

Unless we specify otherwise in the applicable prospectus supplement, we expect to use the net proceeds, if any, from the sale of the securities offered hereby for general corporate purposes, which may include:

•	acquisitions of assets and businesses;

•	repayment of indebtedness outstanding at that time; and

•	general working capital.

Any specific allocation of the net proceeds of an offering of securities to a specific purpose will be determined at the time of such offering and will be described in the related supplement to this prospectus.

We will not receive any proceeds from the selling shareholders’ sale of the shares of Common stock or Class B common stock described in this prospectus under the heading “Selling Shareholders”.

DESCRIPTION OF CAPITAL STOCK

The following summarizes certain material terms and provisions of our Common stock, our Class B common stock and our preferred stock. It does not purport to be complete, however, and is qualified in its entirety by reference to Florida law and the actual terms and provisions contained in our Amended and Restated Articles of Incorporation and Amended and Restated Bylaws.

Overview - Authorized and Outstanding Shares

As of November 5, 2015, under our Amended and Restated Articles of Incorporation, we had the authority to issue:

•	60,000,000 shares of Common stock, par value $0.50 per share;

•	10,000,000 shares of Class B common stock, par value $0.50 per share; and

•	10,000,000 shares of preferred stock, par value $0.50 per share, which are issuable in series on terms determined by our Board of Directors, of which none are currently designated.

As of November 2, 2015:

•	30,249,084 shares of our Common stock, excluding 6,322,650 treasury shares, were outstanding;

•	5,034,991 shares of our Class B common stock, excluding 48,263 treasury shares, were outstanding; and

•	no shares of our preferred stock were outstanding.

The following descriptions set forth certain general terms and provisions of our Common stock, Class B common stock and preferred stock to which a supplement to this prospectus may relate. The particular terms of the shares of Common stock, Class B common stock or preferred stock being offered and the extent to which the general provisions may apply will be described in the applicable supplement to this prospectus. If so indicated in the applicable supplement to this prospectus, the terms of any series of shares of capital stock may differ from the terms set forth below, except with respect to those terms required by our Amended and Restated Articles of Incorporation and Amended and Restated Bylaws.

Rights of Our Common Stock

Preemptive Rights.  The holders of our Common stock do not have preemptive rights to purchase or subscribe for any stock or other securities of ours.

Voting Rights.  Each outstanding share of our Common stock is entitled to one vote per share.

Dividends.  Holders of our Common stock are entitled to receive dividends or other distributions when and if declared by our Board of Directors. The right of our Board of Directors to declare dividends, however, is subject to any rights of the holders of other classes of our capital stock and the availability of sufficient funds under Florida law to pay dividends. In addition, our ability to pay dividends depends on certain restrictions in our debt agreement.

Liquidation Rights.  In the event of the liquidation of the Company, subject to the rights, if any, of the holders of other classes of our capital stock, the holders of our Common stock are entitled to receive any of our assets available for distribution to our shareholders ratably in proportion to the number of shares held by them.

Listing.  We list our Common stock on the New York Stock Exchange under the symbol “WSO.”

Additionally, please see “Description of Capital Stock—Material Provisions of our Amended and Restated Articles of Incorporation and Amended and Restated Bylaws.”

Rights of Our Class B Common Stock

Our Class B common stock is substantially identical to our Common stock except: (i) Common stock is entitled to one vote on all matters submitted to a vote of our shareholders, and each share of Class B common stock is entitled to ten votes; (ii) shareholders of Common stock are entitled to elect 25% of our Board of Directors (rounded up to the nearest whole number), and Class B shareholders are entitled to elect the balance of the Board of Directors; (iii) cash dividends may be paid on Common stock without paying a cash dividend on Class B common stock, and no cash dividend may be paid on Class B common stock unless at least an equal cash dividend is paid on Common stock; and (iv) Class B common stock is convertible at any time into Common stock on a one-for-one basis at the option of the shareholder.

We list our Class B common stock on the New York Stock Exchange under the symbol “WSOB.”

Additionally, please see “Description of Capital Stock—Material Provisions of our Amended and Restated Articles of Incorporation and Amended and Restated Bylaws.”

Rights of Our Preferred Stock

We are authorized to issue preferred stock with such designation, rights and preferences as may be determined from time to time by our Board of Directors. Accordingly, the Board of Directors is empowered, without shareholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of our Common stock and Class B common stock and, in certain instances, could adversely affect the market price of this stock. In the event of issuance, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company or making removal of management more difficult. Please see “Description of Capital Stock—Material Provisions of our Amended and Restated Articles of Incorporation and Amended and Restated Bylaws.”

Material Provisions of our Amended and Restated Articles of Incorporation and Amended and Restated Bylaws

Our Amended and Restated Articles of Incorporation and Amended and Restated Bylaws contain provisions that could discourage, delay or prevent a tender offer or takeover attempt at a price which many shareholders may find attractive. The existence of these provisions could limit the price that investors might otherwise pay in the future for shares of our Common stock and Class B common stock.

Blank Check Preferred Stock.  As noted above, our preferred stock could be issued quickly and utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company or make removal of management more difficult. As of the date of the prospectus, the Company does not intend to issue any preferred stock.

Election of Directors.  Our Amended and Restated Articles of Incorporation provide for the filling of vacancies occurring on the Board of Directors by certain votes of the remaining directors. These provisions may discourage a third party from voting to remove incumbent directors and simultaneously gaining control of the Board of Directors by filling the vacancies created by that removal with its own nominees.

Classified Board.  Our Amended and Restated Articles of Incorporation provide that our Board of Directors shall be divided into three classes serving staggered terms. Approximately one-third of the Board of Directors is elected each year. The provision for a classified board could prevent a party who acquires control of a majority of our outstanding capital stock entitled to vote from obtaining control of our Board of Directors until the second annual shareholders’ meeting following the date the acquiring party obtains such a controlling interest. The classified board provision could discourage a potential acquiror from making a tender offer or otherwise attempting to obtain control of the Company and could increase the likelihood that incumbent directors will retain their positions.

Indemnification.  Our Amended and Restated Articles of Incorporation and Amended and Restated Bylaws provide for indemnification of our officers and directors to the fullest extent allowed by applicable law. We have also obtained liability insurance for our officers and directors in the amount of $100 million. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, which we refer to as the Securities Act, may be permitted to directors, officers or persons controlling us under the provisions that we describe above or otherwise, we have been informed that in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Transfer Agent and Registrar

The transfer agent and registrar for our Common stock and Class B common stock is American Stock Transfer & Trust Company, LLC.

Florida Anti-Takeover Statute

As a Florida corporation, we are subject to certain anti-takeover provisions that apply to public corporations under Florida law. Pursuant to Section 607.0901 of the Florida Business Corporation Act, referred to as the Florida Act, a publicly held Florida corporation may not engage in a broad range of business combinations or other extraordinary corporate transactions with an interested shareholder without the approval of the holders of two-thirds of the voting shares of the corporation (excluding shares held by the interested shareholder), unless:

•	the transaction is approved by a majority of disinterested directors before the shareholder becomes an interested shareholder;

•	the interested shareholder has owned at least 80% of the corporation’s outstanding voting shares for at least five years preceding the announcement date of any such business combination;

•	the interested shareholder is the beneficial owner of at least 90% of the outstanding voting shares of the corporation, exclusive of shares acquired directly from the corporation in a transaction not approved by a majority of the disinterested directors; or

•	the consideration paid to the holders of the corporation’s voting stock is at least equal to certain fair price criteria.

An interested shareholder is defined as a person who together with affiliates and associates beneficially owns more than 10% of a corporation’s outstanding voting shares. We have not made an election in our Amended and Restated Articles of Incorporation to opt out of Section 607.0901.

In addition, we are subject to Section 607.0902 of the Florida Act, which prohibits the voting of shares in a publicly held Florida corporation that are acquired in a control share acquisition unless (i) our Board of Directors approved such acquisition prior to its consummation or (ii) after such acquisition, in lieu of prior approval by our Board of Directors, the holders of a majority of the corporation’s voting shares, exclusive of shares owned by officers of the corporation, employee directors or the acquiring party, approve the granting of voting rights as to the shares acquired in the control share acquisition. A control share acquisition is defined as an acquisition that immediately thereafter entitles the acquiring party to 20% or more of the total voting power in an election of directors.

SELLING SHAREHOLDERS

On July 1, 2009, we formed a joint venture, referred to as Carrier Enterprise, with Carrier Corporation, which we refer to as Carrier, a unit of United Technologies Corporation. We purchased a 60% interest in Carrier Enterprise, and issued to Carrier in a private placement exempt from registration under the Securities Act 2,985,685 shares of Common stock and 94,784 shares of Class B common stock, all of which we are registering for resale by

Carrier and are covered by this prospectus. In July 2012, we exercised our option to acquire an additional 10% ownership interest in Carrier Enterprise, which increased our ownership interest to 70%; and, on July 1, 2014, we exercised our last remaining option to acquire an additional 10% ownership interest in Carrier Enterprise, which increased our controlling interest in Carrier Enterprise to 80%.

On April 27, 2012, we formed another joint venture, referred to as Carrier Enterprise Canada, with UTC Canada Corporation, and other affiliates of Carrier, which we collectively refer to as UTC Canada. We purchased a 60% controlling interest in Carrier Enterprise Canada and issued to UTC Canada in a private placement exempt from registration under the Securities Act 1,250,000 shares of Common stock, which we are registering for resale by UTC Canada and are covered by this prospectus.

Each of Carrier and UTC Canada are sometimes referred to in this prospectus individually as the Selling Shareholder, and, together, they are referred to as the Selling Shareholders.

In connection with the formation of Carrier Enterprise, we and Carrier entered into a shareholder agreement, referred to as the Shareholder Agreement, which was amended and restated on April 27, 2012 in connection with the addition of Carrier Enterprise Canada, at which time UTC Canada became a party to the Shareholder Agreement.

The Shareholder Agreement defines Carrier, its parent corporation, United Technologies Corporation, referred to as UTC, and all of UTC’s subsidiaries, including Carrier and UTC Canada as the “Shareholder Group Members”. The Shareholder Agreement applies to all shares beneficially owned by them.

Among other things, the standstill and restrictions section of the Shareholder Agreement provides that, for as long as Carrier’s and UTC Canada’s aggregate ownership of our Common stock and Class B common stock exceeds five percent (5%) of the total number of outstanding shares of Common stock and Class B common stock:

•	at any meeting of our shareholders (or any adjournment or postponement thereof), however called, or in connection with any action by written consent or other action of our shareholders, Carrier and UTC Canada must vote (or cause to be voted) all of the shares of our common stock beneficially owned by them and the Shareholder Group Members in the same proportion as votes cast for, against or abstain by all other holders of our common stock; and

•	at any meeting of our shareholders (or any adjournment or postponement thereof), however called, or in connection with any action by written consent or other action of our shareholders, pursuant to which holders of any class of our common stock are entitled to vote as a separate class, Carrier and UTC Canada must vote (or cause to be voted) all of the shares of such class of our common stock beneficially owned by them and by Shareholder Group Members in the same proportion of votes cast for, against or abstain by all other holders of such class of our common stock.

The Shareholder Agreement also provides, among other things, that Shareholder Group Members may not, directly or indirectly, acquire, offer to acquire, or agree to acquire, by purchase or otherwise, unless specifically requested by us in writing:

•	any shares, or the power to vote and/or direct the vote of shares, of our Common stock and Class B common stock that would result in the Shareholder Group Members owning in aggregate more than 19.9% of the total number of shares, or voting power, of our Common stock and Class B common stock then outstanding; or

•	any material assets of Watsco or any subsidiary thereof, other than i) in the ordinary course of business or ii) assets of the joint venture or any of its subsidiaries.

In addition, the Shareholder Agreement provides, among other things, that Shareholder Group Members shall not:

•	make, or in any way participate in, any solicitation of proxies to vote, or seek to advise or influence any person with respect to the voting of, any voting securities of Watsco;

•	submit to Watsco any shareholder proposal for inclusion in any proxy statement;

•	seek or propose to obtain representation on the Board;

•	make any public announcement with respect to, or submit a proposal for, or offer of any extraordinary transaction involving us or our securities or assets;

•	form, join or in any way participate in a group in connection with any of the foregoing;

•	seek in any way which would require public disclosure under applicable laws to have any provision of the standstill and restrictions section of the Shareholder Agreement amended, modified or waived or otherwise take any actions with the purpose or effect of avoiding or circumventing any provision of the standstill and restrictions section of the Shareholder Agreement; or

•	sell shares beneficially owned by them in a private transaction representing more than 50,000 shares to any person without first discussing it with the Company.

The information contained in the table below in respect of the Selling Shareholders (i.e., their names, the number of shares beneficially owned and the number of shares offered) has been obtained from the Selling Shareholders and has not been independently verified by us. The information set forth in the following table regarding the beneficial ownership after resale of shares is based upon the assumption that the Selling Shareholders will sell all of their respective shares of Common stock and Class B common stock owned by them and covered by this prospectus.

Selling Shareholder	Class	Number of Shares Beneficially Owned	Percent of Class(1)	Number of Shares Offered	Number of Shares of Class Beneficially Owned After Offering	Percentage of Shares of Class Beneficially Owned After Offering
Carrier Corporation	Common stock	2,985,685	9.9%	2,985,685	0	*
	Class B common stock	94,784	1.9%	94,784	0	*
UTC Canada Corporation	Common stock	1,250,000	4.1%	1,250,000	0	*

*	Less than one percent
(1)	Percentage ownership calculation is based on 30,249,084 shares of Common stock (excluding 6,322,650 treasury shares) and 5,034,991 shares of Class B common stock outstanding (excluding 48,263 treasury shares) as of November 2, 2015.

PLAN OF DISTRIBUTION

General

We may sell securities to one or more underwriters or dealers for public offering and sale by them, or we may sell the securities to investors directly or through agents. The applicable prospectus supplement will set forth the terms of the particular offering and the method of distribution and will identify any firms acting as underwriters, dealers or agents in connection with the offering, including:

•	the name or names of any underwriters;

•	the respective amounts underwritten;

•	the nature of any material relationship between us and any underwriter;

•	the nature of the obligation of the underwriter(s) to take the securities;

•	the name or names of any selling security holders;

•	the purchase price of the securities;

•	any underwriting discounts and other items constituting underwriters’ compensation;

•	any initial public offering price and the net proceeds we will receive from such sale;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchange or market on which the securities offered in the prospectus supplement may be listed.

We may distribute our securities from time to time in one or more transactions at a fixed price or prices, which may be changed, or at prices determined as the prospectus supplement specifies, including in “at-the-market” offerings. We may sell our securities through a rights offering, forward contracts or similar arrangements.

Any underwriting discounts or other compensation which we pay to underwriters or agents in connection with the offering of our securities, and any discounts, concessions or commissions which underwriters allow to dealers, will be set forth in the prospectus supplement. Underwriters may sell our securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of our securities may be deemed to be underwriters under the Securities Act and any discounts or commissions they receive from us and any profit on the resale of our securities they realize may be deemed to be underwriting discounts and commissions under the Securities Act. Any such underwriter or agent will be identified, and any such compensation received from us, will be described in the applicable supplement to this prospectus. Unless otherwise set forth in the supplement to this prospectus relating thereto, the obligations of the underwriters or agents to purchase our securities will be subject to conditions precedent and the underwriters will be obligated to purchase all our offered securities if any are purchased. The public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

Any common stock sold pursuant to this prospectus and applicable prospectus supplement will be approved for trading, upon notice of issuance, on the New York Stock Exchange.

Underwriters and their controlling persons, dealers and agents may be entitled, under agreements entered into with us, to indemnification against and contribution toward specific civil liabilities, including liabilities under the Securities Act.

An underwriter may engage in over-allotment, stabilizing transactions, short covering transactions and penalty bids in accordance with securities laws. Over-allotment involves sales in excess of the offering size, which creates a short position. Stabilizing transactions permit bidders to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Short covering transactions involve purchases of the securities in the open market after the distribution is completed to cover short positions. Penalty bids permit the underwriters to reclaim a selling concession from a dealer when the securities originally sold by the dealer are purchased in a covering transaction to cover short positions. Those activities may cause the price of the securities to be higher than it would otherwise be. The underwriters may engage in these activities on any exchange or other market in which the securities may be traded. If commenced, the underwriters may discontinue these activities at any time.

Certain of the underwriters and their affiliates may be customers of, engage in transactions with, and perform services for, us and our subsidiaries in the ordinary course of business.

Selling Shareholders

The Selling Shareholders identified in this prospectus will act independently of Watsco in making decisions with respect to the timing, manner and size of each and any sale. The Selling Shareholders and any of their respective pledgees, donees, transferees or other successors-in-interest may, from time to time, sell any or all of the shares of Common stock or Class B common stock, which we refer to collectively as common stock, beneficially owned by them and offered hereby directly or through one or more broker-dealers or agents. The Selling Shareholders shall notify the Company of their intent to sell all or any portion of the common stock beneficially owned by them prior to the proposed sale. The Selling Shareholders will be responsible for commissions charged by such broker-dealers or agents. The common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. The Selling Shareholders may use any one or more of the following methods when selling shares:

•	through underwriters, brokers or dealers (who may act as agent or principal and who may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholders, the purchaser or such other persons who may be effecting such sales) for resale to the public or to institutional investors at various times;

•	through negotiated transactions, including, but not limited to, block trades in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	through purchases by a broker or dealer as principal and resale by that broker or dealer for its account;

•	on any national securities exchange or quotation service on which the shares may be listed or quoted at the time of sale at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices;

•	in private transactions other than exchange or quotation service transactions;

•	short sales, purchases or sales of put, call or other types of options, forward delivery contracts, swaps, offerings of structured equity-linked securities or other derivative transactions or securities;

•	hedging transactions, including, but not limited to:

•	transactions with a broker-dealer or its affiliate, whereby the broker-dealer or its affiliate will engage in short sales of shares and may use shares to close out its short position;

•	options or other types of transactions that require the delivery of shares to a broker-dealer or an affiliate thereof, who will then resell or transfer the shares; or

•	loans or pledges of shares to a broker-dealer or an affiliate, who may sell the loaned shares or, in an event of default in the case of a pledge, sell the pledged shares;

•	through offerings of securities exercisable, convertible or exchangeable for shares, including, without limitation, securities issued by trusts, investment companies or other entities;

•	offerings directly to one or more purchasers, including institutional investors;

•	through ordinary brokerage transactions and transactions in which a broker solicits purchasers;

•	through distribution to the security holders of the Selling Shareholders;

•	by pledge to secure debts and other obligations;

•	through a combination of any such methods of sale; or

•	through any other method permitted under applicable law.

Additionally, the Selling Shareholders may resell all or a portion of their respective shares in open market transactions in reliance upon Rule 144 under the Securities Act provided they meet the criteria and conform to the requirements of Rule 144.

Each Selling Shareholder may be deemed to be a statutory underwriter under the Securities Act. In addition, any broker-dealers who act in connection with the sale of the shares hereunder may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, and any commissions received by them and profit on any resale of the shares as principal may be deemed to be underwriting discounts and commissions under the Securities Act. Each Selling Shareholder has acknowledged that it understands its obligations to comply with the provisions of the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, and the rules thereunder relating to stock manipulation, particularly Regulation M.

Broker-dealers engaged by a Selling Shareholder may arrange for other brokers-dealers to participate in sales. Such broker-dealers and any other participating broker-dealers may, in connection with such sales, be deemed to be underwriters within the meaning of the Securities Act. If a Selling Shareholder effects such transactions through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from such Selling Shareholder or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal, or both (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be less than or in excess of those customary in the types of transactions involved). Any discounts or commissions received by any such broker-dealers may be deemed to be underwriting discounts and commissions under the Securities Act.

There can be no assurance that the Selling Shareholders will sell any or all of the shares of common stock registered pursuant to the registration statement of which this prospectus forms a part.

We are not aware of any plans, arrangements or understandings between any Selling Shareholder and any underwriter, broker-dealer or agent regarding the sale of shares of common stock by such Selling Shareholder.

We have paid all expenses incident to the filing of this registration statement. These expenses include accounting and legal fees in connection with the preparation of the registration statement of which this prospectus forms a part, legal and other fees in connection with the qualification of the sale of the shares under the laws of certain states (if any), registration and filing fees and other expenses. We have agreed to keep the registration of the shares offered by the Selling Shareholders effective until the earliest of the date on which (i) all of the shares offered by the selling shareholders hereby have been sold, (ii) such shares have been sold to the public pursuant to Rule 144 or Rule 145 or other exemption from registration under the Securities Act, (iii) such shares have been sold (other than to certain of the Selling Shareholders’ affiliates) in a private transaction or pursuant to an exemption from registration under the Securities Act or (iv) such shares have been acquired by the Company.

Additionally, we have agreed to indemnify the Selling Shareholders against certain liabilities related to the selling of the common stock, including liabilities arising under the Securities Act.

LEGAL MATTERS

Certain legal matters with respect to the validity of the securities offered under this prospectus will be passed upon for us by Greenberg Traurig, P.A., Miami, Florida.

EXPERTS

The consolidated financial statements of Watsco, Inc. and its subsidiaries as of December 31, 2014 and 2013, and for each of the years in the three-year period ended December 31, 2014, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2014 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy materials that we have filed with the SEC at the SEC’s public reference room located at 100 F Street, N.E., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC maintains an internet site that contains reports, proxy and information statements, and other information that we file electronically with the SEC and which are available at the SEC’s website at http://www.sec.gov. In addition, our SEC filings are available on our website at http://www.watsco.com.

You may request a copy of these filings at no cost by writing at Watsco, Inc. Investor Relations, 2665 S. Bayshore Drive, Suite 901, Miami, Florida, 33133 or telephoning us at (305) 714-4100.

This prospectus is part of a registration statement that we filed with the SEC. The registration statement contains more information than this prospectus regarding us and our Common stock and Class B common stock, including certain exhibits. You can obtain a copy of the registration statement from the SEC at the address listed above or from the SEC’s web site listed above.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring to those documents. We hereby “incorporate by reference” the documents listed below, which means that we are disclosing important information to you by referring you to those documents. The information that we file later with the SEC will automatically update and in some cases supersede this information. Specifically, we incorporate by reference the following documents or information filed with the SEC (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with SEC rules):

(a)	our Annual Report on Form 10-K for the fiscal year ended December 31, 2014;

(b)	our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2015, June 30, 2015 and September 30, 2015;

(c)	our Current Report on Form 8-K filed with the SEC on May 15, 2015 (not including any information furnished under Item 2.02, 7.01 or 9.01 of such Form 8-K or any other information that is identified as “furnished” rather than filed, which information is not incorporated by reference herein);

(d)	our Definitive Proxy Statement on Schedule 14A filed in connection with our Annual Meeting of Shareholders held on May 11, 2015;

(e)	the description of our Common stock and Class B common stock contained in our Current Report on Form 8-K, filed with the SEC on December 7, 2012, and any amendments to such Current Report filed subsequently thereto, including all amendments or reports filed for the purpose of updating such description.

In addition, all documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (not including any information furnished under Item 2.02, 7.01 or 9.01 of Form 8-K or any other information that is identified as “furnished” rather than filed, which information is not incorporated by reference herein), prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this registration statement and to be a part hereof from the date of filing of such documents.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this registration statement to the extent that a statement contained herein, or in any other subsequently filed document that also is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this registration statement.

We will provide without charge to each person, including any shareholder, to whom a prospectus is delivered, upon written or oral request of that person, a copy of any and all of the information that has been incorporated by reference in this prospectus (excluding exhibits unless specifically incorporated by reference into those documents). Please direct requests to us at the following address:

Watsco, Inc.

Attn: Investor Relations

2665 South Bayshore Drive, Suite 901

Miami, Florida, 33133

(305) 714-4100

4,235,685 Shares

Watsco, Inc.

Common Stock

Prospectus Supplement

Goldman, Sachs & Co.

Baird

February 23, 2017